Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Issued and Outstanding Ordinary Shares

of

PROSENSA HOLDING N.V.

at

$17.75 net per share plus one non-transferrable contingent value right per share,

which represents the right to receive cash payments of up to $4.14 per share upon the achievement of certain milestones

by

BIOMARIN FALCONS B.V.

and by

BIOMARIN GIANTS B.V.

each of which is a wholly-owned direct or indirect subsidiary of

BIOMARIN PHARMACEUTICAL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME, ON JANUARY 14, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

BioMarin Falcons B.V. and BioMarin Giants B.V. (which we refer to, together, as “Purchaser”), each of which is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (which we refer to as the “Parent”), are jointly offering to purchase all of the issued and outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (which we refer to as “Prosensa”), at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones (the Cash Consideration, together with one CVR, the “Offer Price”), in each case, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of November 23, 2014 (the “Purchase Agreement”), among Parent, BioMarin Falcons B.V. and Prosensa. The Purchase Agreement provides that, on the terms and subject to the conditions therein, Purchaser will accept for payment (the “Offer Closing”) and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement. Unless the Offer is so extended, Purchaser expects the Offer Closing to occur at 6:00 p.m., New York City time on January 14, 2015. Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) of not less than five nor more than twenty business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended from time to time (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

The Purchase Agreement provides, among other things, that upon or as promptly as practicable following the closing of the Subsequent Offering Period, Purchaser will complete a corporate reorganization of Prosensa and its subsidiaries (the “Post-Closing Reorganization”). See Section 12 — “Purpose of the Offer; Plans for Prosensa” of this Offer to Purchase.

As a result of the Post-Closing Reorganization, it is anticipated that Prosensa will cease to be a publicly traded company and will be liquidated or become wholly-owned by Purchaser. Under no circumstances will interest be paid on the Offer Price paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for or on Shares.

The Offer is conditioned upon, among other things, (1) that there has been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 6:00 p.m. (New York City time) on January 14, 2015, (the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires) at least a number of Shares that, together with the Shares then owned by Purchaser or Parent (but excluding Shares tendered pursuant to notices of guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Date), represents 80% of the Shares outstanding immediately prior to the Expiration Date (the “Minimum Condition”); (2) that Prosensa has obtained the Shareholder Approvals (as defined in this Offer to Purchase); (3) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); and (4) that no law, regulation, order, or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the Offer Closing or the Asset Sale (as defined in this Offer to Purchase) or the subsequent distribution and liquidation is in effect. The Offer Closing is not subject to a financing condition but is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Prosensa’s supervisory board and management board unanimously recommend that shareholders accept the Offer and tender their Shares into the Offer and approve and adopt the matters related to the transactions contemplated by the Purchase Agreement brought before an extraordinary general meeting of Prosensa’s shareholders scheduled to be held on January 13, 2015 at Prosensa’s offices at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands.

A summary of the principal terms of the Offer appears on pages i through xiv of this Offer to Purchase. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should (a) if your Shares are issued to you in your name in Prosensa’s shareholders’ register, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (which we refer to as the “Depositary”) as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” prior to the Expiration Date, or (b) if you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, contact that institution and request that such institution effect the transaction for you.

If you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

*  *  *  *  *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be obtained at the website maintained by the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

December 12, 2014

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (this “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. BioMarin Pharmaceutical Inc. (“Parent”) and BioMarin Falcons B.V. (“BioMarin Falcons”) and BioMarin Giants B.V. (together with BioMarin Falcons, “Purchaser”) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Prosensa Holding N.V. (“Prosensa”) contained in this Offer to Purchase has been provided to Parent and Purchaser by Prosensa or has been taken from or is based upon publicly available documents or records of Prosensa on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Prosensa provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding ordinary shares, nominal value €0.01 per share, of Prosensa Holding N.V. (the “Shares”).

Price Offered Per Share	$17.75 per Share, net to the seller in cash (the “Cash Consideration”), without interest and less any applicable withholding taxes, and one non-transferrable contingent value right (“CVR”) per Share. A CVR represents the contractual right to receive the following cash payments, if any, in each case without interest and less any applicable withholding taxes, if the applicable product approval milestone is achieved, as follows: (1) $2.07 per CVR if, prior to 11:59 p.m. New York City time on May 15, 2016, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval from the U.S. Food and Drug Administration of a “new drug application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the United States for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions; and (2) $2.07 per CVR if, prior to 11:59 p.m. New York City time on February 15, 2017, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval by the European Commission of a “marketing authorisation application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the European Union for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions. The Cash Consideration and one CVR, are collectively referred to as the “Offer Price”.

Scheduled Expiration of Offer	6:00 p.m. (New York City time) on January 14, 2015, unless the Offer is extended or terminated earlier (such date and time, as it may be extended in accordance with the terms of the Purchase Agreement, the “Expiration Date”). See Section 1 — “Terms of the Offer.”

i

Purchaser	BioMarin Falcons B.V. and BioMarin Giants B.V., each of which is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation.

Who is offering to buy my Shares?

BioMarin Falcons and BioMarin Giants B.V., or, together, Purchaser, each of which is a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., or Parent, are offering to purchase all of the Shares. Each of BioMarin Falcons B.V. and BioMarin Giants B.V. is a private company with limited liability organized under the laws of the Netherlands and were formed for the sole purpose of making the Offer and completing the process by which Purchaser will acquire, and thereafter reorganize, Prosensa. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to BioMarin Pharmaceutical Inc. alone, the term “BioMarin Falcons” to refer to BioMarin Falcons B.V., the term “Purchaser” to refer to each of BioMarin Falcons B.V. and BioMarin Giants B.V. and the term “Prosensa” to refer to Prosensa Holding N.V.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the issued and outstanding ordinary shares, nominal value €0.01 per Share of Prosensa on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (together, as each may be amended or supplemented from time to time, the “Offer”).

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire all of Prosensa’s outstanding equity interests so that we will own and control all of Prosensa’s current business. The Offer is being made pursuant to a Purchase Agreement, dated as of November 23, 2014 (the “Purchase Agreement”), among Parent, BioMarin Falcons and Prosensa. The Purchase Agreement provides that, on the terms and subject to the conditions therein, Purchaser will accept for payment (the “Offer Closing”) and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement. BioMarin Falcons has partially assigned its rights and obligations under the Purchase Agreement to BioMarin Giants B.V. and, as such, they are both making the Offer. Unless the Offer is so extended, Purchaser expects the Offer Closing to occur at 6:00 p.m., New York City time on January 14, 2015. Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) of not less than five nor more than twenty business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”). If the Offer is consummated, Purchaser will promptly consummate the Post-Closing Reorganization (as described below).

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $17.75 per Share, net to the seller in cash (the “Cash Consideration”), without interest and less any applicable withholding taxes, and one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of up to $4.14 per Share upon the achievement of certain product approval milestones (the Cash Consideration plus one CVR, collectively, the “Offer Price”).

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is a CVR and how does it work?

A CVR represents the contractual right to receive cash, without interest and less any applicable withholding taxes, upon the achievement of the specified product approval milestones. At or prior to the Offer Closing, Parent and BioMarin Falcons will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent, selected by Parent and approved by Prosensa, governing the terms of the CVRs. Each CVR represents the right to receive the following cash payments, without interest and less any applicable withholding taxes, if the applicable product approval milestone is achieved, as follows:

•	Each CVR holder will be entitled to receive $2.07 per CVR, without interest, payable by BioMarin Falcons if, prior to 11:59 New York City time on May 15, 2016, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval from the U.S. Food and Drug Administration of a “new drug application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the United States for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions; and

•	Each CVR holder will be entitled to receive $2.07 per CVR, without interest, payable by BioMarin Falcons if, prior to 11:59 p.m. New York City time on February 15, 2017, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval by the European Commission of a “marketing authorisation application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the European Union for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions.

Is it possible that no payments will be payable to holders of Contingent Value Rights?

If neither of the product approval milestones discussed above is achieved within the above-described time period, no payment will become payable to holders of the CVRs. It is possible that neither milestone will be achieved within the above-described time period, in which case the only cash payment you will receive will be the Cash Consideration for any Shares you tender in the Offer and no payments with respect to your CVRs. It is not possible to accurately predict whether a payment will or will not be payable with respect to the CVRs.

May I transfer my Contingent Value Rights?

The CVRs will not be transferable except:

•	upon death by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee;

•	pursuant to a court order;

•	by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

•	in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company;

•	to Parent, BioMarin Falcons or their affiliates; or

•	upon abandonment by the holder.

See “Section 11 — The Purchase Agreement; Other Agreements” of this Offer to Purchase.

Are there other material terms of the contingent value rights?

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Prosensa, BioMarin Falcons or Parent. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs. Parent has guaranteed BioMarin Falcons’ obligations under the CVR Agreement, including the payment of the milestones when and if such payments become due.

See “Section 11 — The Purchase Agreement; Other Agreements” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, BioMarin Falcons B.V. and Prosensa have entered into a Purchase Agreement, dated as of November 23, 2014 (the “Purchase Agreement”).

The Purchase Agreement provides that on the terms and subject to the conditions therein, BioMarin Falcons will make the Offer and accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement, and the occurrence of the Offer Closing. BioMarin Falcons has partially assigned its rights and obligations under the Purchase Agreement to BioMarin Giants B.V. and, as such, they are both making the Offer. Unless the Offer is so extended, Purchaser expects the Offer Closing to occur at 6:00 p.m., New York City time on January 14, 2015.

The Purchase Agreement provides, among other things, that upon or promptly following the closing of the Subsequent Offering Period, Purchaser will complete a corporate reorganization of Prosensa and its subsidiaries (the “Post-Closing Reorganization”). As part of the Post-Closing Reorganization, BioMarin Falcons may complete the Asset Sale, followed by the dissolution and liquidation, each as described below, which may include, at Parent’s request, the amendment of the Articles of Association of Prosensa to permit the creation, among other things, of separate classes of shares of Prosensa. Purchaser may, alternatively, commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with the Statutory Buy-Out Proceedings described below, or if Parent determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an Asset Sale or a statutory buy-out of Shares, subject to the prior approval of the two members of Prosensa’s supervisory board after the Offer Closing who are not designated by Purchaser and/or Parent (the “Independent Directors”), any other measure constituting a Post-Closing Reorganization.

See “Section 11 — The Purchase Agreement; Other Agreements” of this Offer to Purchase.

The Asset Sale and the subsequent dissolution and liquidation of Prosensa will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving, for each Share then held, cash and CVRs in an amount equal to the Offer Price, in each case, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or any other applicable withholding taxes. Purchaser may decide to commence an alternative Post-Closing Reorganization, including by commencing statutory buy-out proceedings (“Statutory Buy-Out Proceedings”) under Sections 2:92a and 2:201a of the Dutch Civil Code (the “DCC”). The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

Pursuant to the Asset Sale, promptly after the closing of the Subsequent Offering Period, Prosensa will sell and transfer all of its assets (including (i) at the discretion of BioMarin Falcons, the shares of its subsidiaries and (ii) any tax attributes to the extent transferrable) to BioMarin Falcons or one or more of its designees for aggregate consideration equal to (1) a note payable from BioMarin Falcons or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Offer Closing (which note will be prepayable without penalty or premium but will require BioMarin Falcons to pay to Prosensa, on or promptly following the end of the Subsequent Offering Period an amount of such note equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (2) a convertible note from BioMarin Falcons that is convertible into an aggregate number of CVRs that is equal to the total number of outstanding Shares as of the Offer Closing (which convertible note will be prepayable without penalty or premium but will require BioMarin Falcons to become obligated to Prosensa (or its designated shareholders), on or promptly following the end of the Subsequent Offering Period, to issue an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period), and (3) the assumption by BioMarin Falcons or its designees of all liabilities and obligations of Prosensa, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of BioMarin Falcons or its designees to fully indemnify and hold harmless Prosensa with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”). Following the Asset Sale, BioMarin Falcons intends to cause Prosensa to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the proceeds of the Asset Sale being distributed by means of a liquidation distribution or an advance distribution such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes. Although it is intended that the liquidator will make one single advance payment equal to the Offer Price per Share held by a Shareholder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes, the liquidator may delay all or part of the payment as a result of material unforeseen circumstances.

The liquidator will be appointed at the EGM (as defined below) in accordance with section 2:19 of the DCC. Subject to shareholder approval at the EGM, Prosensa has proposed that Stichting Prosensa, a foundation (stichting) organized and existing under the laws of the Netherlands (the “Foundation”) will be appointed as the liquidator to carry out the liquidation of the assets once Prosensa’s dissolution has become effective. BioMarin Falcons has incorporated the Foundation and has appointed Prosensa as the sole member of the board of the Foundation. Upon the Offer Closing, Prosensa will be replaced (as the sole board member of the Foundation) by the managing directors of Prosensa proposed for appointment in the EGM. BioMarin Falcons may, subject to the approval of the Independent Directors, replace board members of the Foundation and appoint another party as board member of the Foundation to complete the liquidation.

See Section 12 — “Purpose of the Offer; Plans for Prosensa” of this Offer to Purchase.

As a result of the Post-Closing Reorganization, it is anticipated that Prosensa will cease to be a publicly traded company and will be liquidated or become wholly-owned by Purchaser. Under no circumstances will interest be paid on the Offer Price paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for or on Shares.

v

The Post-Closing Reorganization, including the Asset Sale and subsequent dissolution and liquidation of Prosensa, requires approval from Prosensa’s supervisory board and management board (“Prosensa’s Boards”) and shareholders. Obtaining these approvals from Prosensa’s Boards and shareholders is also a condition to the Offer Closing. On November 21, 2014, Prosensa’s Boards approved the transactions contemplated by the Purchase Agreement, including the Asset Sale and subsequent dissolution and liquidation. On December 3, 2014, Prosensa’s Boards resolved to hold an extraordinary general meeting of shareholders for the purpose of voting on, among other things, the approval of the Asset Sale and subsequent dissolution and liquidation of Prosensa and the appointment of certain directors designated by Parent on Prosensa’s Boards, in each case effective upon the Offer Closing (collectively, the “Shareholder Approvals”). On December 9, 2014, Prosensa notified its shareholders that this extraordinary general meeting of shareholders will be held on January 13, 2015 at Prosensa’s offices at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands (the “EGM”).

Parent and BioMarin Falcons entered into tender and support agreements (the “Tender and Support Agreements”) with each of LSP Prosensa Pooling B.V., New Enterprise Associates 13, L.P., Hans Schikan, Luc Dochez, Daan Ellens, Giles Campion and Berndt Modig (collectively, the “Committed Shareholders”) pursuant to which the Committed Shareholders agreed to tender all Shares owned by such Committed Shareholders into the Offer, promptly, and in any event no later than ten business days following the commencement of the Offer. The Committed Shareholders collectively hold 13,541,261 Shares, constituting 37.5% of the outstanding Shares (assuming 36,141,379 Shares issued and outstanding as of December 10, 2014, as advised by Prosensa). Accordingly, the Minimum Condition to the Offer will be satisfied if an additional approximately 42.5% of the outstanding Shares are validly tendered and not withdrawn. In the Tender and Support Agreements, the Committed Shareholders have agreed to vote their Shares to, among other things, approve the Purchase Agreement, approve the Asset Sale and any other forms of the Post-Closing Reorganization at the extraordinary general meeting or any other meeting of Prosensa’s shareholders and to vote against any alternative acquisition proposal made by a third party. Each Tender and Support Agreement may be terminated by the applicable Committed Shareholder upon the occurrence of certain events, including the termination of the Purchase Agreement.

See Section 11 — “The Purchase Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we anticipate that we will have sufficient resources available to us. Consummation of the Offer is not subject to any financing condition. We estimate that the total funds required to purchase all of the Shares pursuant to the Offer, to consummate the Post-Closing Reorganization, including the Asset Sale (which estimate includes, among other things, payment in respect of outstanding Options (as defined below) and any outstanding restricted Shares), to pay related transaction fees and expenses, and to satisfy all other payment obligations of Purchaser required to be satisfied at the closing of the Offer will be approximately $684.3 million. In addition, Purchaser estimates that it would need approximately an additional $159.9 million to pay the maximum aggregate amount that holders of the CVRs would be entitled to in the event that each related product approval milestone is timely achieved. Parent and Purchaser anticipate funding such cash requirements from Parent’s available cash and cash equivalents and cash generated by Parent’s operations and short term investments.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	the Offer is being made for all outstanding Shares solely for cash (including the contractual right to receive all amounts payable with respect to the CVRs, which will be paid in cash);

•	Parent has unrestricted cash or cash equivalents and short term investments to make available to Purchaser, which Parent and Purchaser anticipate will be sufficient to purchase all Shares tendered pursuant to the Offer;

•	Parent or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to pay the Cash Consideration in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to consummate the Asset Sale and any other Post-Closing Reorganization measures and to pay all amounts payable with respect to the CVRs on the payment date(s) applicable thereto; and

•	if Purchaser consummates the Offer and not all Shares are tendered to Purchaser in the Offer or during the Subsequent Offering Period, and BioMarin Falcons, (1) acquires all assets of Prosensa in the Asset Sale and non-tendering shareholders will receive the Offer Price as a liquidation distribution or an advance distribution from Prosensa (in each case such amounts may be subject to Dutch dividend withholding tax, unless an exemption applies, or any other applicable withholding taxes as described below) or, alternatively, (2) commences Statutory Buy-Out Proceedings or any other measure constituting a Post-Closing Reorganization, the Purchase Agreement requires that in connection with such alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

See Section 5B —“Certain Material Dutch Tax Aspects Consequences.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 6:00 p.m. (New York City time) on January 14, 2015, unless we extend the Offer pursuant to the terms of the Purchase Agreement or the Offer is earlier terminated. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary (as defined below) within two trading days on the NASDAQ Global Select Market (“NASDAQ”).

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, Purchaser is required to extend the Offer beyond the initial Expiration Date. However, Purchaser is not under any circumstances required to extend the Offer beyond April 30, 2015.

We have agreed in the Purchase Agreement that, subject to our rights to terminate the Purchase Agreement in accordance with its terms, Purchaser must extend the Offer (1) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 10 business days each if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived and (2) for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ applicable to the Offer or as may be required by any other governmental authority. However, Purchaser will not be required to extend the Offer beyond April 30, 2015. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 —“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the day on which the Offer was scheduled to expire if such day is a business day or, if such day is not a business day, on the next business day.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	that there has been validly tendered in accordance with the terms of the Offer and not validly withdrawn at least a number of Shares that, together with the Shares owned by Purchaser or Parent (but excluding Shares tendered pursuant to notices of guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Date), would represent 80% of the Shares outstanding immediately prior to the Expiration Date (the “Minimum Condition”);

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”);

•	that Prosensa has obtained the Shareholder Approvals;

•	that no law, regulation, order, or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the Offer Closing or the Asset Sale or the subsequent distribution and liquidation is in effect; and

•	the Purchase Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Purchase Agreement.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without Prosensa’s consent, we cannot (1) change the form of consideration payable in the Offer, (2) decrease the Offer Price, (3) waive or change the Minimum Condition, (4) extend the Expiration Date other than in accordance with the terms of the Purchase Agreement, (5) decrease the number of Shares sought in the Offer, (6) impose additional conditions to the Offer, or (7) amend, modify or supplement any other term of the Offer in a manner adverse to the holders of Shares.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Purchase Agreement and the Offer. Without limiting the generality of the foregoing, if the Purchase Agreement is terminated, then, in each case, Purchaser will promptly (and, in any event, within 24 hours after such termination but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer.

See Section 15 — “Certain Conditions of the Offer.”

Have any Prosensa shareholders agreed to tender their Shares?

Yes, Parent and BioMarin Falcons entered into tender and support agreements with each of the Committed Shareholders pursuant to which the Committed Shareholders agreed to tender all Shares owned by such Committed Shareholders into the Offer, promptly, and in any event no later than ten business days following the commencement of the Offer. The Committed Shareholders collectively hold 13,541,261 Shares, constituting 37.5% of the outstanding Shares (assuming 36,141,379 Shares issued and outstanding as of December 10, 2014, which number of Shares outstanding has been advised by Prosensa). In the Tender and Support Agreements, the Committed Shareholders have agreed to vote their Shares to, among other things, approve the Purchase Agreement, approve the Asset Sale and any other forms of the Post-Closing Reorganization at the extraordinary general meeting or any other meeting of Prosensa’s shareholders and to vote against any alternative acquisition proposal made by a third party. Each Tender and Support Agreement may be terminated by the applicable Committed Shareholder upon the occurrence of certain events, including the termination of the Purchase Agreement.

See Section 11 — “The Purchase Agreement; Other Agreements — Tender and Support Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares not later than the Expiration Date by (1) delivering a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (2) following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within two trading days on the NASDAQ.

See Section 3 —“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after February 10, 2015, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. There will be no withdrawal rights during the Subsequent Offering Period; any Shares tendered will immediately be accepted and promptly paid for.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What do Prosensa’s Boards think of the Offer?

Prosensa’s Boards unanimously recommend that Prosensa’s shareholders accept the Offer and tender their Shares into the Offer. After careful consideration, including a thorough review of the Offer with their outside legal and financial advisors and Prosensa’s senior management, Prosensa’s Boards, by unanimous vote of all directors present and voting:

(i) determined that the Purchase Agreement and the transactions contemplated thereby are fair to and in the best interests of Prosensa’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Prosensa and its subsidiaries;

(ii) duly approved, adopted and declared advisable the Purchase Agreement and transactions contemplated thereby; and

(iii) recommended that the shareholders of Prosensa accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the matters related to the transactions contemplated by the Purchase Agreement brought before the EGM.

A more complete description of the reasons that Prosensa’s Boards approved of the Offer and recommended that shareholders accept the Offer and tender their Shares into the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Prosensa that Prosensa is furnishing to shareholders in connection with the Offer.

If the Offer Closing occurs, will Prosensa continue as a public company?

No. The Purchase Agreement provides, among other things, that upon or following the closing of the Subsequent Offering Period, Purchaser will complete the Post-Closing Reorganization, which may include, among other things, the Asset Sale. Following the Asset Sale, BioMarin Falcons intends to cause Prosensa to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the proceeds of the Asset Sale being distributed by means of a liquidation distribution or an advance distribution such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or any other applicable withholding taxes. If Purchaser acquires 95% or more of the Shares, it may decide to commence Statutory Buy-Out Proceedings. BioMarin Falcons may decide to complete the Asset Sale even if Purchaser acquires 95% or more of the Shares pursuant to the Offer and the Statutory Buy-Out Proceedings are available. The Asset Sale or Statutory Buy-Out Proceedings (or any other Post-Closing Reorganization) may each be accompanied by the termination of the listing of Shares on NASDAQ and the deregistration of the Shares under the Exchange Act and the cessation of Prosensa’s reporting obligations thereunder.

See Section 12 — “Purpose of the Offer; Plans for Prosensa” and Section 13 — “Certain Effects of the Offer” of this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

The Asset Sale and the subsequent dissolution and liquidation of Prosensa will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving, for each Share then held, cash and CVRs in an amount equal to the Offer Price, in each case, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or any other applicable withholding taxes. Purchaser may decide to commence an alternative Post-Closing Reorganization, including by commencing Statutory Buy-Out

x

Proceedings. The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

The withholding taxes and other taxes, if any, imposed on Prosensa shareholders in respect of liquidation distributions made in respect of Shares not tendered in the Offer or during the Subsequent Offering Period may be different from, and may be greater than, the taxes imposed upon such Prosensa shareholders had they tendered their Shares in the Offer or during the Subsequent Offering Period. For example, except with respect to payments to shareholders that are eligible for an exemption, if any, Prosensa will be obligated to withhold Dutch dividend tax (dividendbelasting) in respect of the Offer Price if it is paid as a liquidation distribution or an advance distribution on Shares not tendered in the Offer or during the Subsequent Offer Period, while no Dutch dividend tax will be due or withheld in respect of the Offer Price payable by Purchaser for Shares tendered in the Offer or during the Subsequent Offer Period. As a result, unless an exemption applies to a shareholder, the net amount received by a Prosensa shareholder for Shares that are not tendered in the Offer or during the Subsequent Offering Period will be lower than the amount that would have been received by that Prosensa shareholder had they tendered their Shares in the Offer or during the Subsequent Offering Period. Shareholders are urged to consult with their tax advisers with regard to the tax consequences of tendering their Shares pursuant to the Offer and the Post-Closing Reorganization. See Section 5 —“Certain Tax Consequences.”

In addition, if the Offer and the Post-Closing Reorganization are completed, another difference to you between tendering your Shares and not tendering your Shares in the Offer is that you may be paid earlier if you tender your Shares in the Offer. Further, if the Offer is consummated but the Post-Closing Reorganization is not consummated, the number of Prosensa’s shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described in Section 13 — “Certain Effects of the Offer,” Prosensa will likely cease making certain filings with the SEC.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On November 21, 2014, the trading day before the public announcement of the transaction, the reported closing sales price of the Shares on NASDAQ was $11.44. On December 11, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $18.97. The Cash Consideration represents a 55.2% premium over the November 21, 2014 reported closing sales price of the Shares on NASDAQ, and a 50.7% premium over the volume weighted average price of the Shares on NASDAQ for the 30 trading days ended November 21, 2014 (which was $11.78).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you under Dutch law or otherwise in connection with the Offer. However, in the event that upon the Offer Closing or after the Subsequent Offering Period, Purchaser holds 95% or more of the Shares and BioMarin Falcons does not complete the Asset Sale and subsequent dissolution and liquidation of Prosensa, Purchaser may acquire the remaining Shares not tendered by means of Statutory Buy-Out Proceedings. The Purchase Agreement requires that in connection with an alternative Post-Closing

Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Immediately prior to the Offer Closing, all outstanding and unexercised options to purchase Shares granted under an equity compensation plan of Prosensa whether vested or unvested (“Options”), that have an exercise price per share that is less than or equal to the Cash Consideration will become fully vested and exercisable and, at the Offer Closing, will be cancelled in exchange for the right to receive an amount in cash from Purchaser at the Offer Closing equal to the product of multiplying the total number of Shares subject to such Option by the excess of the Cash Consideration over the per share exercise price of such Option, and one CVR per Share subject to such Option, in each case, without interest and less any applicable withholding taxes.

At least five business days prior to the Offer Closing, each holder of an Option that has an exercise price per share that is greater than the Cash Consideration will be provided written notice by Prosensa that such holder will have the right, during the period beginning on the date of such notice and ending on the business day preceding the Offer Closing, to exercise such Option by providing Prosensa with a notice of exercise and a cash amount equal to the product of multiplying the total number of Shares subject to such Option by the excess of the applicable per share exercise price of such Option over the Cash Consideration, with such exercise conditioned on the occurrence of the Offer Closing. Each such Option that is exercised as described in the preceding sentence will be settled at the Offer Closing in exchange for, in respect of each Share subject to such Option, one CVR. Any such Option not exercised in accordance with this paragraph will be cancelled at the completion of the Post-Closing Reorganization for no consideration, and the holders thereof will cease to have any rights with respect thereto.

See Section 11 — “The Purchase Agreement; Other Agreements — Purchase Agreement — Treatment of Prosensa’s Stock Options in the Offer.”

What will happen to my restricted Shares in the Offer?

Pursuant to the Purchase Agreement, each restricted Share (each, a “Restricted Share”) that is outstanding immediately prior to the Offer Closing and that was granted or issued under an equity compensation plan of Prosensa and that is validly tendered and not withdrawn pursuant to the Offer will become fully vested as of immediately prior to the Offer Closing and treated as a validly tendered Share under the terms of the Purchase Agreement. Any Restricted Share that is not validly tendered or that is withdrawn pursuant to the Offer will remain outstanding after the Offer Closing in accordance with its terms and (i) to the extent it becomes vested as of the consummation of the Offer, the Asset Sale or other Post-Closing Reorganization will be treated in the same way as any other Share that is not tendered in the Offer under the terms of the Purchase Agreement and (ii) otherwise, (x) to the extent not prohibited by the applicable award agreement, will be repurchased by Prosensa at the applicable issue price of such Restricted Share or (y) if so prohibited, cancelled in exchange for the right to receive the Offer Price, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes.

See Section 11 — “The Purchase Agreement; Other Agreements — Purchase Agreement — Treatment of Restricted Shares in the Offer.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt by a U.S. holder of cash and CVRs in exchange for their Shares pursuant to the Offer or during the Subsequent Offering Period (together for purposes of U.S. federal income tax discussions, the “Offer”) or the Post-Closing Reorganization generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

For U.S. federal income tax purposes, a U.S. holder of Shares generally will recognize capital gain or loss at the time of the Offer Closing or Post-Closing Reorganization, as applicable, equal to the difference, if any, between (i) the sum of (1) the aggregate Cash Consideration received in respect of their Shares and (2) the fair market value of the CVRs received by the U.S. holder in exchange for the Shares, and (ii) the U.S. holder’s adjusted tax basis in the Shares.

Pursuant to the Purchase Agreement and the CVR Agreement, the parties to the Purchase Agreement and the CVR Agreement have agreed or will agree, as applicable, to treat and report any CVR payments (except to the extent of any imputed interest) for all tax purposes as additional consideration for the sale of the Shares, except as required by applicable law.

Because individual circumstances may differ, we strongly recommend that you consult your own tax advisors to determine the specific tax consequences to you of the Offer and the Post-Closing Reorganization.

Payments made to shareholders of Prosensa in the Offer or the Post-Closing Reorganization, as applicable, generally will be subject to United States federal income tax information reporting and may be subject to backup withholding. Non-U.S. holders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8 in order to avoid backup withholding. IRS Forms W-8BEN and W-8BEN-E are included in the Letter of Transmittal. Depending on their circumstances, certain non-U.S. holders may need to complete an IRS Form W-8 that is different from IRS Forms W-8BEN and W-8BEN-E. Such different IRS Forms W-8 can be obtained from the Depositary. Non-U.S. holders should consult the instructions to IRS Forms W-8BEN and W-8BEN-E and their own tax advisors to determine which IRS Form W-8 is appropriate. To avoid backup withholding, a U.S. holder of Shares, should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that (1) such shareholder is a United States person, (2) the taxpayer identification number provided is correct, and (3) such shareholder is not subject to backup withholding.

See Section 5A — “Certain Material United States Federal Income Tax Consequences” for a more detailed discussion of the United States federal income tax consequences of the Offer and the Post-Closing Reorganization for certain U.S. shareholders.

What are the material Dutch tax consequences of having my Shares accepted for payment in the Offer?

No Dutch dividend withholding tax will be due or withheld in respect of the Offer Price payable by Purchaser to Prosensa shareholders that tender their Shares in the Offer or during the Subsequent Offering Period.

Such shareholders may, however, be subject to Dutch corporate or personal income tax on any benefits realized on their Shares depending on their individual circumstances.

If subsequent to the Asset Sale and in connection with the Post-Closing Reorganization, BioMarin Falcons determines to liquidate Prosensa, Dutch dividend withholding tax will (unless a shareholder qualifies for an exemption) be due at a rate of 15% to the extent that the liquidation proceeds exceed the average paid-in capital of those Shares as recognized for purposes of Dutch dividend withholding tax and a reduction in the withholding tax is not otherwise available. As a result, the net amount received by Prosensa’s shareholders for Shares that are not tendered in the Offer or during the Subsequent Offer Period is likely to be lower than the amount that they would have received had they tendered their Shares in the Offer or during the Subsequent Offer Period.

We urge you to consult your own tax advisor as to the particular Dutch tax consequences to you of the Offer and the Post-Closing Reorganization.

See Section 5B — “Certain Material Dutch Tax Consequences” for a more detailed discussion of the Dutch tax consequences of the Offer and the Post-Closing Reorganization.

Who should I call if I have questions about the Offer?

You may call Morrow & Co., LLC at (800)-267-0201 (Toll Free). Banks and brokers may call collect at (203)-658-9400. Morrow & Co., LLC is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of

Ordinary Shares of Prosensa Holding N.V.

INTRODUCTION

BioMarin Falcons B.V. (“BioMarin Falcons”) and BioMarin Giants B.V. (which we refer to, together with BioMarin Falcons, as the “Purchaser”), each of which is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (which we refer to as the “Parent”), are jointly offering to purchase all of the issued and outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (which we refer to as “Prosensa”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of November 23, 2014 (as it may be amended from time to time, the “Purchase Agreement”), among BioMarin Falcons, Parent and Prosensa. The Purchase Agreement provides that on the terms and subject to the conditions therein, BioMarin Falcons will make the Offer and accept for payment (the “Offer Closing”) and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement, and the occurrence of the Offer Closing, for a per Share purchase price of:

•	$17.75, net to the seller in cash (the “Cash Consideration), without interest and less any applicable withholding taxes; and

•	one non-transferrable contingent value right (“CVR”), which represents the contractual right to receive the following cash payments, if any, in each case without interest and less any applicable withholding taxes, if the applicable product approval milestone is achieved, as follows:

¡	$2.07 per CVR if, prior to 11:59 p.m. New York City time on May 15, 2016, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval from the U.S. Food and Drug Administration (“FDA”) of a “new drug application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the United States for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions; and

¡	$2.07 per CVR if, prior to 11:59 p.m. New York City time on February 15, 2017, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval by the European Commission of a “marketing authorisation application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the European Union for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions.

The Cash Consideration and one CVR, is collectively referred to as the “Offer Price.”

BioMarin Falcons has partially assigned its rights and obligations under the Purchase Agreement to BioMarin Giants B.V. and, as such, they are both making the Offer.

Unless the Offer is extended, Purchaser expects the Offer Closing to occur at 6:00 p.m., New York City time on January 14, 2015. If not all Shares are tendered in the Offer, Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) of not less than five nor more than twenty business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended from time to time (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

The Purchase Agreement provides, among other things, that upon or promptly following the closing of the Subsequent Offering Period, Purchaser will complete a corporate reorganization of Prosensa and its subsidiaries (the “Post-Closing Reorganization”). As part of the Post-Closing Reorganization, BioMarin Falcons may complete the Asset Sale, followed by the dissolution and liquidation, each as described below, which may include, at Parent’s request, the amendment of the Articles of Association of Prosensa to permit the creation, among other things, of separate classes of shares of Prosensa. Purchaser may, alternatively, commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with the Statutory Buy-Out Proceedings described below, or if Parent determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an Asset Sale or a statutory buy-out of Shares, subject to the prior approval of the two members of Prosensa’s supervisory board after the Offer Closing who are not designated by Purchaser and/or Parent (the “Independent Directors”), any other measure constituting a Post-Closing Reorganization. BioMarin Falcons may decide to complete the Asset Sale even if Purchaser acquires 95% or more of the Shares pursuant to the Offer and the Statutory Buy-Out Proceedings are available.

The Post-Closing Reorganization, including the Asset Sale and subsequent dissolution and liquidation of Prosensa, is a process available to Purchaser under Dutch law to ensure that Purchaser becomes the owner of all of Prosensa’s business operations from and after the consummation of the Post-Closing Reorganization.

The Asset Sale and the subsequent dissolution and liquidation of Prosensa will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving, for each Share then held, cash and CVRs in an amount equal to the Offer Price, in each case, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or any other applicable withholding taxes. Purchaser may decide to commence an alternative Post-Closing Reorganization, including by commencing statutory buy-out proceedings (“Statutory Buy-Out Proceedings”) under Sections 2:92a and 2:201a of the Dutch Civil Code (the “DCC”). The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

Pursuant to the Asset Sale, promptly after the closing of the Subsequent Offering Period, Prosensa will sell and transfer all of its assets (including (i) at the discretion of BioMarin Falcons, the shares of its subsidiaries and (ii) any tax attributes to the extent transferable) to BioMarin Falcons or one or more of its designees for aggregate consideration equal to (1) a note payable from BioMarin Falcons or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Offer Closing (which note will be prepayable without penalty or premium but will require BioMarin Falcons to pay to Prosensa, on or promptly following the end of the Subsequent Offering Period an amount of such note equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (2) a convertible note from BioMarin Falcons that is convertible into an aggregate number of CVRs that is equal to the total number of outstanding Shares as of the Offer Closing (which convertible note will be prepayable without penalty or premium but will require BioMarin Falcons to become obligated to Prosensa (or its designated shareholders), on or promptly following the end of the Subsequent Offering Period, to issue an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period), and (3) the assumption by BioMarin Falcons or its designees of all liabilities and obligations of Prosensa, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of BioMarin Falcons or its designees to fully indemnify and hold harmless Prosensa with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”).

Upon consummation of the Asset Sale, if BioMarin Falcons elects to purchase the shares of all of Prosensa’s subsidiaries, BioMarin Falcons would own all of Prosensa’s business operations and would be the principal shareholder in Prosensa, and the non-tendering shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then-issued and outstanding. BioMarin Falcons or its designees, as the case may be (1) would thereafter prepay to Prosensa a portion of the Note Payable in an aggregate principal amount equal to the Cash Consideration that would have been payable by BioMarin Falcons to the remaining minority shareholders had they tendered their Shares in the Offer or during the Subsequent Offering Period, (2) would agree to make payment in respect of an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or during the Subsequent Offering Period in partial payment of the Convertible Note, and (3) as the final step in the process, would cause Prosensa to be dissolved and liquidated in accordance with applicable Dutch liquidation procedures. BioMarin Falcons would then provide an indemnity or guarantee to the liquidator for any deficit in the estate of Prosensa, to enable the liquidator to pay the Offer Price per Share (without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes) by means of a liquidation distribution or an advance distribution to the remaining minority shareholders for each Share still held by such minority shareholder at the conclusion of the Subsequent Offering Period. The balance of the Note Payable and Convertible Note will be distributed (in kind) to BioMarin Falcons as a liquidation distribution.

The Post-Closing Reorganization, including the Asset Sale and subsequent dissolution and liquidation of Prosensa, requires approval from Prosensa’s supervisory board and management board (“Prosensa’s Boards”) and shareholders. Obtaining these approvals from Prosensa’s Boards and shareholders are also a condition to the Offer Closing. On November 21, 2014, Prosensa’s Boards approved the transactions contemplated by the Purchase Agreement, including the Asset Sale and subsequent dissolution and liquidation. On December 3, 2014 Prosensa’s Boards resolved to hold an extraordinary general meeting of shareholders for the purpose of voting on, among other things, the approval of the Asset Sale and subsequent dissolution and liquidation of Prosensa and the appointment of certain directors designated by Parent on Prosensa’s Boards, in each case effective upon the Offer Closing (collectively, the “Shareholder Approvals”). On December 9, 2014, Prosensa notified its shareholders that this extraordinary general meeting of shareholders will be held on January 13, 2015 at Prosensa’s offices at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands (the “EGM”).

The Post-Closing Reorganization is also likely to include the termination of the listing of the Shares on the NASDAQ Global Select Market (“NASDAQ”) and the deregistration of the Shares under the Exchange Act and the cessation of Prosensa’s reporting obligations thereunder, as well as other actions intended to effect a corporate reorganization of Prosensa.

As a result of the Post-Closing Reorganization, it is anticipated that Prosensa will cease to be a publicly traded company and will be liquidated or become wholly-owned by Purchaser. Under no circumstances will interest be paid on the Offer Price pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for or on Shares.

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The withholding taxes and other taxes, if any, imposed on Prosensa shareholders in respect of liquidation distributions made regarding Shares not tendered in the Offer or during the Subsequent Offering Period may be different from, and may be greater than, the taxes imposed upon such Prosensa shareholders had they tendered their Shares in the Offer or during the Subsequent Offering Period. For example, except with respect to payments to shareholders that are eligible for an exemption, if any, Prosensa will be obligated to withhold Dutch dividend tax (dividendbelasting) in respect of the Offer Price if it is paid as a liquidation distribution or an advance distribution on Shares not tendered in the Offer or during the Subsequent Offer Period, while no Dutch dividend tax will be due or withheld in respect of the Offer Price payable by

Purchaser for Shares tendered in the Offer or during the Subsequent Offer Period. As a result, unless an exemption applies to a shareholder, the net amount received by a Prosensa shareholder for Shares that are not tendered in the Offer or during the Subsequent Offering Period will be lower than the amount that would have been received by that Prosensa shareholder had such shareholder tendered his Shares in the Offer or during the Subsequent Offering Period. Shareholders are urged to consult with their tax advisers with regard to the tax consequences of tendering their shares pursuant to the Offer and the Post-Closing Reorganization. See Section 5B —“Certain Material Dutch Tax Consequences.”

The Offer is conditioned upon, among other things, (1) that there has been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 6:00 p.m. (New York City time) on January 14, 2015, (the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires) at least a number of Shares that, together with the Shares then owned by Purchaser or Parent (but excluding Shares tendered pursuant to notices of guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Date), represents 80% of the Shares outstanding immediately prior to the Expiration Date (the “Minimum Condition”); (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); (3) that Prosensa obtains the Shareholder Approvals; and (4) that no law, regulation, order, or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the Offer Closing or the Asset Sale or the subsequent distribution and liquidation is in effect. The Offer Closing is not subject to a financing condition but is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Under the HSR Act, Parent and Prosensa have filed their Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer, the Asset Sale and the Post-Closing Reorganization on December 8, 2014. The Offer may not be consummated until the expiration of a 15 calendar day waiting period following such filings (i.e., December 23, 2014), unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of such 10 calendar day waiting period, such waiting period may only be extended by court order or with the consent of Parent.

Prosensa’s Boards unanimously recommend that Prosensa’s shareholders accept the Offer and tender their Shares into the Offer. After careful consideration, including a thorough review of the Offer with their outside legal and financial advisors and Prosensa’s senior management, Prosensa’s Boards, by unanimous vote of all directors present and voting:

(i) determined that the Purchase Agreement and the transactions contemplated thereby are fair to and in the best interests of Prosensa’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Prosensa and its subsidiaries;

(ii) duly approved, adopted and declared advisable the Purchase Agreement and transactions contemplated thereby; and

(iii) recommended that the shareholders of Prosensa accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the matters related to the transactions contemplated by the Purchase Agreement brought before the EGM.

A more complete description of the reasons that Prosensa’s Boards approved the Purchase Agreement and the transactions contemplated thereby, including the Offer, the Asset Sale and subsequent dissolution and liquidation and the Post-Closing Reorganization, and recommended that shareholders accept the Offer and tender their Shares into the Offer and approve and adopt certain other matters related to the transactions contemplated by the Purchase Agreement is set forth in the Solicitation / Recommendation Statement on the Schedule 14D-9 of Prosensa that Prosensa is furnishing to shareholders in connection with the Offer. Shareholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Purchase Agreement; Reasons for Recommendation.”

Prosensa has advised Parent and Purchaser that, on December 10, 2014, (i) 36,141,379 Shares were issued and outstanding, including 204,750 restricted Shares (“Restricted Shares”), and (ii) 2,488,206 Shares were issuable pursuant to outstanding and unexercised options to purchase Shares granted under an equity compensation plan of Prosensa whether vested or unvested (“Options”).

Parent and BioMarin Falcons entered into tender and support agreements (the “Tender and Support Agreements”) with each of LSP Prosensa Pooling B.V., New Enterprise Associates 13, L.P., Hans Schikan, Luc Dochez, Daan Ellens, Giles Campion and Berndt Modig (collectively, the “Committed Shareholders”) pursuant to which the Committed Shareholders agreed to tender all Shares owned by such Committed Shareholders into the Offer, promptly, and in any event no later than ten business days following the commencement of the Offer. The Committed Shareholders collectively hold 13,541,261 Shares, constituting 37.5% of the outstanding Shares. Accordingly, the Minimum Condition to the Offer will be satisfied if an additional approximately 42.5% of the outstanding Shares are validly tendered and not withdrawn. In the Tender and Support Agreements, the Committed Shareholders have agreed to vote their Shares to, among other things, approve the Purchase Agreement, approve the Asset Sale and any other forms of the Post-Closing Reorganization at the extraordinary general meeting or any other meeting of Prosensa’s shareholders and to vote against any alternative acquisition proposal made by a third party. Each Tender and Support Agreement may be terminated by the applicable Committed Shareholder upon the occurrence of certain events, including the termination of the Purchase Agreement. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Post-Closing Reorganization, including Asset Sale and subsequent dissolution and liquidation of Prosensa are subject to the satisfaction of certain conditions, including the approval of the Asset Sale and subsequent dissolution and liquidation by the shareholders of Prosensa. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time.

Certain material United States federal income tax consequences and Dutch law income tax consequences of the sale of Shares pursuant to the Offer and of the Post-Closing Reorganization are described in Section 5 — “Certain Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Upon the terms and subject to the conditions of the Offer, acceptance for payment of Shares pursuant to and subject to the conditions of the Offer will occur at 6:00 p.m., New York City time on January 14, 2015 (the “Offer Closing”), unless we extend the Offer pursuant to the terms of the Purchase Agreement.

The Offer is conditioned upon, among other things, the absence of a termination of the Purchase Agreement in accordance with its terms and (1) the satisfaction of the Minimum Condition, (2) the expiration or termination of any applicable waiting period under the HSR Act; (3) Prosensa has obtained the Shareholder Approvals and (4) that no law, regulation, order, or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the Offer Closing or the Asset Sale or the subsequent distribution and liquidation is in effect. The Offer Closing is not subject to a financing condition but is also subject to other conditions as described in Section 15 — “Certain Conditions of the Offer.”

We have agreed in the Purchase Agreement that, subject to our rights to terminate the Purchase Agreement in accordance with its terms, Purchaser must extend the Offer (1) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 10 business days each if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived and (2) for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ applicable to the Offer or as may be required by any other governmental authority. However, Purchaser will not be required to extend the Offer beyond April 30, 2015. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without Prosensa’s consent, Purchaser cannot (1) change the form of consideration payable in the Offer, (2) decrease the Offer Price, (3) waive or change the Minimum Condition, (4) extend the Expiration Date other than in accordance with the terms of the Purchase Agreement, (5) decrease the number of Shares sought in the Offer, (6) impose additional conditions to the Offer, or (7) amend, modify or supplement any other term of the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described under Section 4 — “Withdrawal Rights.” However, Purchaser’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer. The Purchase Agreement provides that, subject to the terms and conditions of the Offer, Purchaser is obligated to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer or during the Subsequent Offering Period as promptly as practicable after the expiration of the Offer.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if Purchaser waives a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.

The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, Purchaser will pay such increased consideration to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If not all Shares are tendered in the Offer, Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) of not less than five nor more than twenty business days in accordance with Rule 14d-11 under the Exchange Act. For purposes of the Offer, a “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day other than a Saturday or Sunday on which banks are not required or authorized to close in New York City, New York, or Amsterdam, the Netherlands and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. A Subsequent Offering Period is not an extension of the Offering Period. A Subsequent Offering Period would be an additional period of time, following the Expiration Date, in which shareholders may tender Shares not tendered into the Offer. Purchaser will announce additional details with respect to the Subsequent Offering Period in accordance with applicable rules, regulations and interpretations of the SEC. To commence the Subsequent Offering Period, the length of the Subsequent Offering Period and the approximate number and percentage of the Shares deposited as of the Expiration Date, will be announced no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. There will be no withdrawal rights during the Subsequent Offering Period; any Shares tendered will immediately be accepted and promptly paid for.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Purchase Agreement and the Offer. Without limiting the generality of the foregoing, if the Purchase Agreement is terminated, then, in each case, Purchaser will promptly (and, in any event, within 24 hours of such termination but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer.

Subject to receipt of required consents and/or applicable law, Prosensa has provided, or will provide, us with Prosensa’s shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Prosensa’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” on the Expiration Date, Purchaser will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. During the Subsequent Offering Period Purchaser will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (1) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal, (2) any other documents required by the Letter of Transmittal and (3) in the case of shares held by The Depository Trust Company (“DTC”) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”. Accordingly, tendering shareholders may be paid at different times depending upon when the Letter of Transmittal and/or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, on the terms and subject to the conditions of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares pursuant to the Offer by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC and/or any Letter of Transmittal executed with respect to such Shares will be void and of no further effect), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, either (1) (a) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer by a participant in DTC’s system, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the

Expiration Date and (b) in the case of Shares held by DTC, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date, or (2) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Private Deed. For holders of Shares registered in such shareholder’s name in Prosensa’s shareholders’ register, a properly completed and duly executed Letter of Transmittal constitutes a private deed (akte van levering) and evidence of transfer in accordance with Prosensa’s Articles of Association and with Dutch law, subject to the terms and conditions of the Offer. In the event that (A) the relevant registered holder withdraws any of its tendered Shares prior to the Expiration Date or (B) the Shares are not accepted for payment by Purchaser in the Offer, the Letter(s) of Transmittal executed in respect of the Shares so withdrawn or not accepted for payment, as applicable, will be of no force or effect.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholders Shares are not immediately available or such shareholder cannot deliver all required documents (including, in the case of Shares registered in the shareholder’s name in Prosensa’s shareholders’ register, the Letter of Transmittal) to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”);

•	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below;

•	in the case of Shares held by a participant in the DTC System, a Book-Entry Confirmation; and

•	(1) in the case of Shares held by a holder of Shares registered in such holder’s name in Prosensa’s shareholders’ register, the execution of the Letter of Transmittal evidencing all tendered Shares, in proper form for transfer, or (2) in the case of a book entry transfer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer from DTC, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Shares tendered by a

Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (2) if the Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If payment is to be made or delivered in respect of any Shares registered in a shareholder’s name in Prosensa’s shareholders’ register to the name of a person other than the registered holder, then the Letter of Transmittal must be signed exactly as the name of the registered holder appears on Prosensa’s Share register, with the signature on such required documents guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1, 4, 5 and 6 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (1) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer from DTC, an Agent’s Message in lieu of the Letter of Transmittal), (2) any other documents required by the Letter of Transmittal and (3) in the case of shares held by DTC, a Book-Entry Confirmation of a book-entry transfer from DTC of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3. Accordingly, tendering shareholders may be paid at different times depending upon when the Letter of Transmittal and/or Book-Entry Confirmations with respect to Shares and other required documents are actually received by the Depositary.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Shares will pass, subject to acceptance by Purchaser pursuant to the terms of the Offer) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities / Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Prosensa’s shareholders, actions by written consent in lieu of any such meeting or otherwise that occurs after the Offer Closing, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon its acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Prosensa’s shareholders.

United States Federal Income Tax Information Reporting, Backup Withholding and FATCA. Payments made to shareholders of Prosensa in the Offer or the Post-Closing Reorganization generally will be subject to United States federal income tax information reporting and may be subject to backup withholding. To avoid backup withholding, a U.S. holder of Shares should complete and return the Form W-9 included in the Letter of Transmittal, certifying that (1) such shareholder is a United States person, (2) the taxpayer identification number provided is correct, and (3) such shareholder is not subject to backup withholding. Non-U.S. holders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8 in order to avoid backup withholding. IRS Forms W-8BEN and W-8BEN-E are included in the Letter of Transmittal. Depending on their circumstances, certain non-U.S. holders may need to complete an IRS Form W-8 that is different from IRS Forms W-8BEN and W-8BEN-E. Such different IRS Forms W-8 can be obtained from the Depositary. Non-U.S. holders should consult the instructions to IRS Forms W-8BEN and W-8BEN-E and their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a shareholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Code”) (provisions which are commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”) will impose a 30% withholding tax on certain types of payments to certain foreign entities (including intermediaries) made on or after January 1, 2017, unless such foreign entities satisfy various U.S. information reporting requirements. For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax and also include the gross proceeds from the sale of any equity or debt instruments of U.S. issuers. Non–U.S. holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

Exemptions or Reductions of Dutch Dividend Withholding Tax with respect to a Post-Closing Reorganization. Shareholders that do not tender their Shares in the Offer or during the Subsequent Offer Period and that are eligible for a reduction of, or an exemption from, Dutch dividend withholding tax (dividendbelasting) with respect to liquidation distributions or advance distributions under the Post-Closing Reorganization under a tax treaty between their country of residence and the Netherlands and that wish to claim such reduction or exemption at source, must timely and validly submit the appropriate forms and information, as promulgated under such tax treaty, to Prosensa at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 10, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If a Letter of Transmittal has been executed and returned to the Depositary in respect of any withdrawn Shares, such Letter of Transmittal will be of no force or effect.

If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by Prosensa’s shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

5. Certain Tax Consequences

5A. Certain Material United States Federal Income Tax Consequences.

The following is a general discussion of certain material United States federal income tax consequences of the Offer and the Post-Closing Reorganization to U.S. holders (as defined below) of Prosensa whose Shares are tendered, accepted and exchanged for payment pursuant to the Offer or whose Shares are not tendered but receive cash and CVRs in the Post-Closing Reorganization. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Prosensa. This discussion is based on current provisions of the Code, existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not currently intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes.

This discussion assumes that a U.S. holder holds the Shares as a capital asset, and will hold its CVRs as a capital asset, in each case within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a Prosensa shareholder in light of its particular circumstances, or that may apply to Prosensa shareholders that are subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities, traders in securities who elect the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations (including private foundations), financial institutions, mutual funds, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, holders that are not U.S. holders, controlled foreign corporations, passive foreign investment companies, certain expatriates, corporations that accumulate earnings to avoid U.S. federal income tax, persons who hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, and persons who acquired their Shares through the exercise of options, compensatory grant or other compensation arrangements). In addition, this discussion does not address any aspect of state, local, foreign, estate, gift or other tax law that may apply to Prosensa shareholders.

If a partnership, or any other entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Post-Closing Reorganization.

Because individual circumstances may differ and this description is not intended to constitute a complete description of all United States federal income tax consequences relating to the Offer or the Post-Closing Reorganization, Prosensa shareholders are urged to consult their own tax advisors to determine the tax consequences to them of, including the application and effect of any U.S. federal, state, local and foreign income, estate, gift and other tax laws to, the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Post-Closing Reorganization, and the receipt of any CVR payments.

Receipt of Cash and CVRs in Exchange for Shares Pursuant to the Offer.

The exchange of Shares for cash and CVRs pursuant to the Offer will be a taxable transaction to U.S. holders for United States federal income tax purposes (and may also be a taxable transaction under applicable state, local and foreign income or other tax laws). In general, a U.S. holder who exchanges Shares for cash and CVRs pursuant to the Offer will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between:

•	the sum of (1) the amount of cash received (determined before the deduction, if any, of any withholding tax) and (2) the fair market value of the CVRs received by the U.S. holder in exchange for its Shares; and

•	the U.S. holder’s adjusted tax basis in the Shares exchanged.

Such gain or loss generally will be long-term capital gain or loss provided the U.S. holder’s holding period for such Shares exceeds one year as of the date of the exchange. Long-term capital gain recognized by an individual is generally taxable at a lower rate than the ordinary income tax rate. Long-term capital gain recognized by a corporation is currently taxed at ordinary income tax rates. In the case of Shares that have been held for one year or less, capital gain or loss recognized by a U.S. holder on the exchange of such Shares generally will be short-term capital gain or loss. Any such short-term capital gain recognized pursuant to the Offer will be subject to tax at ordinary income tax rates. The deductibility of any short-term and long-term capital losses recognized pursuant to the Offer may be subject to limitations under the Code. The installment method of reporting any gain attributable to receipt of a CVR will not be available because the Shares are traded on an established securities market.

Gain or loss will generally be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered for cash and CVRs pursuant to the Offer.

Certain U.S. holders who are individuals, estates or trusts may be required to pay a 3.8% tax on all or a portion of their “net investment income” or “undistributed net investment income” (as applicable), which may include all or a portion of their capital gain or other income from their sale of Shares. U.S. holders should consult their tax advisors regarding the effect, if any, of the net investment income tax.

A U.S. holder’s initial tax basis in CVRs received in the Offer will equal the fair market value of such CVRs as determined for U.S. federal income tax purposes, and the holding period for such CVRs will begin on the day following the date that they are received.

There is no legal authority directly addressing the U.S. federal income tax treatment of CVRs. Pursuant to the Purchase Agreement and the CVR Agreement, the parties to the Purchase Agreement and the CVR Agreement have agreed or will agree, as applicable, to treat and report any CVR payments (except to the extent of any imputed interest, as described below) for all tax purposes as additional consideration for the sale of the Shares, except as required by applicable law. Assuming this treatment is correct, a U.S. holder should recognize gain as and to the extent aggregate CVR payments received (less imputed interest, as described below) exceed the U.S. holder’s adjusted tax basis in the CVR, and such gain should be long-term capital gain if the U.S. holder has held the CVR for more than one year. A U.S. holder who does not sell, exchange or otherwise dispose of a CVR may not be able to recognize a loss with respect to the CVR until the U.S. holder’s right to receive CVR payments terminates.

Under the Code, a portion of any CVR payment should be treated as interest income that is ordinary income to a U.S. holder. The amount of imputed interest may be calculated under Section 483 of the Code, in which case the imputed interest would be equal to the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the effective time of the Offer Closing, discounted at the relevant applicable federal rate.

As discussed above, the U.S. federal income tax treatment of the CVRs is unclear. Thus, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that any CVR payment or a sale or exchange of a CVR does not attract capital gain treatment, or that a different method should be used for purposes of reporting imputed interest. If such a position were sustained, all or any part of any CVR payment (or payment in exchange for a CVR) could be treated as ordinary income and could be required to be included in income prior to receipt.

The foregoing discussion assumes that Prosensa is not, and was not in any prior taxable year, a passive foreign investment company (“PFIC”). Prosensa may be or may have been a PFIC in this or one or more prior taxable years. Under the Code, Prosensa will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether Prosensa will be a PFIC in any year depends on the composition of Prosensa’s income and assets, and the relative fair market value of Prosensa’s assets from time to time, which has varied substantially over time.

If Prosensa is a PFIC in the current taxable year or has been a PFIC in any prior taxable year in which the tendering U.S. holder has held the Shares, then such U.S. holder may be subject to adverse U.S. federal income tax consequences and reporting requirements with respect to gain recognized on any sale or exchange of such Shares, including an exchange of such Shares pursuant to the Offer. Such adverse consequences generally would include the ratable allocation of such gain over the U.S. holder’s holding period for such Shares, with the amount that is allocated to each taxable year being subject to tax at the highest ordinary income rate in effect for such taxable year and the imposition of a special “interest charge” on the tax on such income. A timely election to treat a PFIC as a qualified electing fund under Section 1295 of the Code may result in alternative treatment. U.S. holders should be aware, however, that Prosensa has not satisfied the record-keeping and other requirements that would permit U.S. holders to make qualified electing fund elections if Prosensa is or has been a PFIC.

U.S. holders of Prosensa should consult their own tax advisors concerning whether Prosensa is or has been a PFIC for any given taxable year during which such U.S. holder has owned Shares and the tax consequences of tendering Shares pursuant to the Offer.

Receipt of Cash and CVRs in Exchange for Shares Pursuant to the Post-Closing Reorganization.

In the event a U.S. holder receives cash and CVRs for Shares in the Post-Closing Reorganization, the U.S. federal income tax consequences to such U.S. holder will be similar to as if such U.S. holder sold such Shares in the Offer. As further described below in “Certain Material Dutch Tax Consequences,” such a U.S. holder may be subject to Dutch withholding tax. It is possible that such a U.S. holder may be able to obtain a deduction or a credit for such withholding tax; however, the calculation of deductions and foreign tax credits involves the application of complex rules and limitations may apply. Each U.S. holder should consult its own tax advisor concerning the tax consequences of exchanging Shares pursuant to the Post-Closing Reorganization.

United States Federal Income Tax Information Reporting Requirements and Backup Withholding.

A U.S. holder who exchanges Shares pursuant to the Offer or the Post-Closing Reorganization is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. To avoid backup withholding, a U.S. holder of Shares should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that (1) such shareholder is a United States person, (2) the taxpayer identification number provided is correct, and (3) such shareholder is not subject to backup withholding. Non-U.S. holders should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. IRS Forms W-8BEN and W-8BEN-E are included in the Letter of Transmittal. Depending on their circumstances, certain non-U.S. holders may need to complete an IRS Form W-8 that is different from IRS Forms W-8BEN and W-8BEN-E. Such different IRS Forms W-8 can be obtained from the Depositary. Non-U.S. holders should consult the instructions to IRS Forms W-8BEN and W-8BEN-E and their own tax advisors to determine which IRS Form W-8 is appropriate. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

5B. Certain Material Dutch Tax Consequences

The following is a general discussion of certain material Dutch tax consequences of the Offer and the Post-Closing Reorganization to certain Dutch and non-Dutch shareholders of Prosensa whose Shares are tendered, accepted and exchanged for payment pursuant to the Offer or whose Shares are not tendered and are offered or receive cash and CVRs in the Post-Closing Reorganization. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of Dutch taxation that might be relevant to shareholders of Prosensa. It is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Offer to Purchase, which is subject to change, possibly with retroactive effect. The Netherlands means the part of the Kingdom of the Netherlands, located in Europe. We have not sought, and do not currently intend to seek, any ruling from the Dutch Revenue Service (Belastingdienst) with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the Dutch Revenue Service will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the Dutch Revenue Service in the event of litigation.

This discussion does not address all aspects of Dutch tax that may be relevant to a Prosensa shareholder in light of its particular circumstances, or that may apply to Prosensa shareholders that are subject to special treatment under applicable tax laws. Because individual circumstances may differ and this description is not intended to constitute a complete description of all Dutch tax consequences relating to the Offer or the Post-Closing Reorganization, Prosensa shareholders are urged to consult their own tax advisors to determine the tax consequences to them of, including the application and effect of any Dutch and foreign income, estate, gift and other tax laws to, the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or pursuant to the Post-Closing Reorganization.

For purposes of this discussion, the term “Dutch Resident” means (i) an individual who is a resident, a deemed resident, or who has elected to be treated as a resident, for Dutch personal income tax (inkomstenbelasting) purposes (please note that the option to elect to be treated as a resident, for Dutch personal income tax purposes will be abolished as of January 1, 2015) or (ii) an entity that is taxed as a resident or deemed resident for Dutch corporate income tax (vennootschapsbelasting) purposes, and the term “Non-Dutch Resident” means an individual or an entity that is not a Dutch Resident.

Please note that this discussion does not address Dutch tax considerations for:

(a)	Shareholders that have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Prosensa within the meaning of the Dutch Personal Income Tax Act 2001 (Wet inkomstenbelasting 2001) or the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). In general, a substantial interest in Prosensa is considered present if the holders, and in the case of individuals, their partner, certain other relatives or certain persons sharing their household, alone or together, directly or indirectly hold Shares representing 5% or more of the total issued and outstanding capital of Prosensa and/or are entitled to 5% of Prosensa’s annual profit, and/or 5% of the proceeds upon liquidation of Prosensa. A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

(b)	Shareholders of Prosensa that are corporate legal entities that derive benefits from the Shares that are exempt under the participation exemption regime as laid down in the Dutch Corporate Income Tax Act 1969 or would have been exempt under the participation exemption regime if such shareholder were a taxpayer in the Netherlands. In general, a shareholding of 5% or more in Prosensa should qualify for the participation exemption regime. A shareholder may also have a qualifying participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a qualifying participation or if Prosensa is a related entity (statutorily defined term).

(c)	Shareholders who are individuals for whom the Shares or any benefit derived from the Shares constitute, or are deemed to constitute, a remuneration for activities performed by them or certain individuals related to them.

(d)	Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are exempt from corporate income tax in the Netherlands or another state of the European Union, Norway, Liechtenstein or Iceland.

5B.1. The Receipt of the Offer Price in Exchange for Shares Pursuant to the Offer.

a. Dividend Withholding Tax

No Dutch dividend withholding tax (dividendbelasting) will be due with respect to the exchange of Shares for the Offer Price pursuant to the Offer.

b. Dutch Residents

i. Individuals — Personal Income Tax

If (a) the Shares are attributable to an enterprise from which an individual that is a Dutch Resident derives a profit share, either as an entrepreneur (ondernemer) or through a co-entitlement to the net worth of such enterprise (which is a statutorily defined term), (b) the shareholder is an individual that is a Dutch Resident and is considered to perform activities with respect to the Shares that exceed ordinary asset management (normaal vermogensbeheer) or (c) the shareholder is an individual that is a Dutch Resident and derives benefits from the Shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden), the exchange of Shares for the Offer Price pursuant to the Offer will be a taxable transaction taxed at progressive rates up to 52% to the extent the then current value of the Offer Price (i.e., including both the Cash Consideration and the value of a CVR) exceeds the shareholder’s book value of the Shares for Dutch personal income tax purposes. There is no legal authority directly addressing the Dutch tax treatment of CVRs for this category of shareholders. Pursuant to the Purchase Agreement and the CVR Agreement, the parties to the Purchase Agreement and the CVR Agreement have agreed or will agree, as applicable, to treat and report any CVR payments (except to the extent of any imputed interest) for all tax purposes as additional consideration for the sale of the Shares, except as required by applicable law. Assuming this treatment is correct, Prosensa shareholders that come under this category will be subject to additional tax at progressive rates up to 52% to the extent income from the CVRs exceeds the value attributed to the CVRs at the time of the receipt of such CVRs.

If the conditions referenced in (a), (b) and (c) above do not apply to a Prosensa shareholder who is an individual that is a Dutch Resident, such shareholder is taxed under the tax regime for benefits from savings and investments (voordeel uit sparen en beleggen). Under this regime, the actual benefits derived by such shareholder upon the receipt of the Offer Price and upon the receipt of payments under the CVRs, if any, are not as such subject to Dutch personal income tax, but the value of the Shares and, after the exchange, the value of the Offer Price will be recognized as passive investment asset and included as such in the shareholder’s net investment asset base (rendementsgrondslag). Such shareholder will be taxed annually at a rate of 30% on a deemed income of 4% on the amount of his or her net investment base calculated on January 1st of the relevant year to the extent such net investment base exceeds the exempt net asset amount (heffingvrij vermogen) for the relevant year calculated on January 1st.

ii. Corporate entities — Corporate Income Tax

For shareholders that are corporate entities and are Dutch Residents, the exchange of Shares for the Offer Price pursuant to the Offer will be a taxable transaction taxed at 25% (20% for the first EUR 200,000 of annual taxable profits) to the extent the then current value of the Offer Price (i.e., including both the Cash Consideration and the value of a CVR) exceeds the shareholder’s book value of the Shares for Dutch corporate income tax purposes. There is no legal authority directly addressing the Dutch tax treatment of CVRs for shareholders that are corporate entities and are Dutch Residents. Pursuant to the Purchase Agreement and the CVR Agreement, the parties to the Purchase Agreement and the CVR Agreement have agreed or will agree, as applicable, to treat and report any CVR payments (except to the extent of any imputed interest) for all tax purposes as additional consideration for the sale of the Shares, except as required by applicable law. Assuming this treatment is correct, Prosensa shareholders that are corporate entities and are Dutch Residents will be subject to additional tax at 25% (20% for the first EUR 200,000 of annual taxable profits) to the extent income from the CVRs exceeds the value attributed to the CVRs at the time of the receipt of such CVRs.

c. Non-Dutch Residents

A Prosensa shareholder that is a Non-Dutch Resident will not be subject to Dutch taxes on income and capital gains with respect to the exchange of Shares for the Cash Consideration and the payments under the CVRs, if any, provided that such Prosensa shareholder: (i) does not have an interest in an enterprise or deemed enterprise that is, in whole or in part carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands to which, or to whom, the Shares are attributable or deemed to be attributed, (ii) does not carry out activities qualifying as “miscellaneous activities” (resultaat uit overige werkzaamheden) in the Netherlands, and (iii) is not, other than as a holder of securities, entitled to a profit share in an enterprise that is effectively managed in the Netherlands, and to which enterprise the Shares are attributable.

If a Non-Dutch Resident shareholder is taxable in the Netherlands, such shareholder will generally be taxed in the same way as Dutch Resident taxpayers, as described above.

d. Other Taxes and Duties

No Dutch VAT and no Dutch registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a shareholder on any payment in consideration for the disposal of the Shares upon the Offer.

5B.2. Certain Dutch Tax Aspects of the Post-Closing Reorganization

a. Dividend Withholding Tax

Except with respect to payments to Prosensa shareholders that are eligible for an exemption at source, if any, and that timely and validly claim such exemption, Prosensa will be obligated to withhold Dutch dividend tax (dividendbelasting) in respect of the Offer Price if it is paid as a liquidation distribution or an advance distribution on Shares not tendered in the Offer or during the Subsequent Offer Period. Under Dutch national law, this dividend tax is due at a rate of 15% to the extent the fair market value of the Offer Price, determined in Euros against the then applicable exchange rate for US dollars to Euros, exceeds the average paid-in capital per Share as recognized for Dutch dividend withholding tax purposes. Purchaser has been informed by Prosensa that the average paid-in capital per Share as recognized for Dutch dividend withholding tax purposes currently amounts to € 3.32, but that no decision (beschikking) within the meaning of article 13 of the 1965 Dividend Tax Act (Wet op de dividendbelasting 1965) has been obtained. Based on this amount, the dividend tax will thus be due on the difference between the then fair market value of the Offer Price, determined in Euros, minus € 3.32. For this purpose, Purchaser expects that in connection with or following the Asset Sale, the liquidator or Prosensa will determine the fair market value of the CVRs by reference to the sales price of the Shares on NASDAQ prior to the Offer Closing. Purchaser further expects that the liquidator will withhold the dividend tax on the fair market value of the Offer Price (i.e., including both the Cash Consideration and the value of a CVR) from the cash portion of such consideration.

b. Dutch Residents

i. Individuals — Personal Income Tax

If (a) the Shares are attributable to an enterprise from which an individual that is a Dutch Resident derives a profit share, either as an entrepreneur (ondernemer) or through a co-entitlement to the net worth of such enterprise (which is a statutorily defined term), (b) the shareholder is an individual that is a Dutch Resident and is considered to perform activities with respect to the Shares that exceed ordinary asset management (normaal vermogensbeheer) or (c) the shareholder is an individual that is a Dutch Resident and derives benefits from the Shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden), the receipt of the Offer Price as a liquidating distribution will be a taxable transaction taxed at progressive rates up to 52% to the extent the then current value of the Offer Price (i.e., including both the Cash Consideration and the value of a CVR) exceeds the shareholder’s book value of the Shares for Dutch personal income tax purposes. Prosensa shareholders that come under this category will be subject to additional tax at progressive rates up to 52% to the extent income from the CVRs exceeds the value attributed to the CVRs at the time of the receipt of such CVRs.

If the conditions referenced in (a), (b) and (c) above do not apply to a Prosensa shareholder who is an individual that is a Dutch Resident, such shareholder is taxed under the tax regime for benefits from savings and investments (voordeel uit sparen en beleggen). Under this regime, the actual benefits derived by such shareholder upon the receipt of the Offer Price and upon the receipts of payments under the CVRs, if any, are not as such subject to Dutch personal income tax, but the value of the Shares and, after the liquidation of Prosensa, the value of the Offer Price will be recognized as passive investment asset and included as such in the shareholder’s net investment asset base (rendementsgrondslag). Such shareholder will be taxed annually at a rate of 30% on a deemed income of 4% on the amount of his or her net investment base calculated on January 1st of the relevant year to the extent such net investment base exceeds the exempt net asset amount (heffingvrij vermogen) for the relevant year calculated on January 1st.

Shareholders who are individuals and who are taxed as Dutch Residents, other than individuals who have elected to be taxed as a resident of the Netherlands, can generally credit the above described Dutch dividend withholding tax due with respect to the liquidation distribution against their income tax liability and are generally entitled to a refund in the form of a negative assessment of Dutch income tax insofar as such dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate Dutch income tax liability.

ii. Corporate entities — Corporate Income Tax

For shareholders that are corporate entities and are Dutch Residents, the receipt of the Offer Price pursuant to a liquidating distribution by Prosensa will be a taxable transaction taxed at 25% (20% for the first EUR 200,000 of annual taxable profits) to the extent then current value of the Offer Price (i.e., including both the Cash Consideration and the value of a CVR) exceeds the shareholder’s book value of the Shares for Dutch corporate income tax purposes. There is no legal authority directly addressing the Dutch tax treatment of CVRs for this category of shareholders. Prosensa shareholders that come under this category will be subject to additional tax at 25% (20% for the first EUR 200,000 of annual taxable profits) to the extent income from the CVRs exceeds the value attributed to the CVRs at the time of the receipt of such CVRs.

Shareholders that are corporate entities and are Dutch Residents can generally credit the above described Dutch dividend withholding due with respect to the liquidation distribution against their corporate income tax liability and are generally entitled to a refund in the form of a negative assessment of Dutch corporate income tax insofar as such dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate Dutch corporate income tax liability, and to which enterprise the Shares are attributable.

c. Non-Dutch Residents

Prosensa shareholders that are Non-Dutch Residents will not be subject to Dutch taxes on income and capital gains, other than the above described dividend withholding tax, with respect to the receipt of the Offer Price pursuant to a liquidating distribution by Prosensa and with respect to the payments under the CVRs, if any, provided that such Prosensa shareholder: (i) does not have an interest in an enterprise or deemed enterprise that is, in whole or in part carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands to which, or to whom, the Shares are attributable or deemed to be attributed, (ii) does not carry out activities qualifying as “miscellaneous activities” (resultaat uit overage werkzaamheden) in the Netherlands, and (iii) is not, other than as a holder of securities, entitled to a profit share in an enterprise that is effectively managed in the Netherlands.

If the Non-Dutch resident shareholder is taxable in the Netherlands, such shareholder will generally be taxed in the same way as Dutch resident taxpayers, as described above.

5B.3 Certain Dutch Tax Aspects of a Statutory Buy-Out

For an outline of the Dutch taxation on the shareholders upon the disposal of the Shares by means of Statutory Buy-Out Proceedings, see the above discussion under the heading “The Receipt of the Offer Price in Exchange for Shares Pursuant to the Offer.”

6. Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ under the symbol “RNA.” Prosensa has advised Parent and Purchaser that, on December 10, 2014, (i) 36,141,379 Shares were issued and outstanding, including 204,750 Restricted Shares and (ii) 2,488,206 Shares were issuable pursuant to outstanding Options.

The following table sets forth, for the quarterly periods indicated, the high and low sale prices per Share, as reported on NASDAQ.

	High Sale Price	Low Sale Price
Year Ended December 31, 2013
Second Quarter	$20.00	$16.97
Third Quarter	34.55	5.65
Fourth Quarter	7.30	3.43

Year Ended December 31, 2014
First Quarter	$8.80	$4.31
Second Quarter	13.32	4.12
Third Quarter	12.83	7.74
Fourth Quarter (through December 11, 2014)	22.80	8.11

On November 21, 2014, the trading day before the public announcement of the transaction, the reported closing sales price of the Shares on NASDAQ was $11.44. On December 11, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $18.97. The Cash Consideration represents a 55.2% premium over the November 21, 2014 reported closing sales price of the Shares on NASDAQ, and a 50.7% premium over the volume weighted average price of the Shares on NASDAQ for the 30 trading days ended November 21, 2014 (which was $11.78).

According to Prosensa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, Prosensa has never declared or paid any cash dividends on its share capital, and intends to retain future earnings, if any, to finance the operation and expansion of its business and does not expect to pay any cash dividends in the foreseeable future.

7. Certain Information Concerning Prosensa.

Except as specifically set forth herein, the information concerning Prosensa contained in this Offer to Purchase has been taken from or is based upon information furnished by Prosensa or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Prosensa’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Prosensa, whether furnished by Prosensa or contained in such documents and records, or for any failure by Prosensa to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which is unknown to us.

General. Prosensa is a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. Prosensa’s principal offices are located at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands, and its telephone number is +31 (0)71 33 22 100. The following description of Prosensa and its business has been taken from Prosensa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and is qualified in its entirety by reference to such Form 20-F.

Prosensa is an innovative biotechnology company engaged in the discovery and development of ribonucleic acid-modulating, or RNA-modulating, therapeutics for the treatment of genetic disorders. Prosensa’s primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne Muscular Dystrophy, myotonic dystrophy and Huntington’s disease. Prosensa’s clinical portfolio of RNA-based product candidates is focused on the treatment of Duchenne Muscular Dystrophy, or DMD. Each of Prosensa’s DMD compounds has been granted orphan drug status in the United States and the European Union.

DMD is one of the most prevalent rare genetic diseases globally affecting up to 1 in 3,500 boys and is invariably fatal. There is currently no approved disease-modifying therapy for DMD. The progressive muscle-wasting that characterizes this disease is caused by inadequate production of dystrophin, a protein necessary for muscle function, as a result of mutations in the dystrophin gene. The different mutations, which are mostly deletions of one or more exons, found in the dystrophin gene result in distinct sub-populations of DMD patients. Prosensa is designing product candidates to address several sub-populations using its platform technology. Prosensa’s first product candidate, drisapersen, aims to address a variety of mutations in the dystrophin gene, such as a deletion of exon 50 or exons 48 to 50.

Prosensa’s lead candidate for DMD, drisapersen, which has previously been referred to as PRO051 or GSK2402968, was taken through clinical development as part of a collaboration with GlaxoSmithKline (GSK) dating back to 2009. This collaboration was mutually ended in January 2014.

Available Information. Prosensa is a “Foreign Private Issuer” as such term is defined under Rule 3b-4 of the Exchange Act. The Shares are registered under the Exchange Act. Accordingly, Prosensa is subject to certain of the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file annual reports and to furnish other information to the SEC, including annual reports on Form 20-F and reports on Form 6-K. Such reports and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Prosensa, that file electronically with the SEC.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation. Parent develops and commercializes innovative biopharmaceuticals for serious diseases and medical conditions. Parent selects product candidates for diseases and conditions that represent a significant unmet medical need, have well-understood biology and provide an opportunity to be first-to-market or offer a significant benefit over existing products. Parent’s product portfolio comprises five approved products and multiple investigational product candidates. Parent’s approved products are VIMIZIM (elosulfase alpha), Naglazyme (galsulfase), Kuvan (sapropterin dihydrochloride), Aldurazyme (laronidase) and Firdapse (amifampridine phosphate).

Each of BioMarin Falcons and BioMarin Giants B.V. is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, was formed for the sole purpose of making the Offer (on November 20, 2014 in the case of BioMarin Falcons, and on December 8, 2014 in the case of BioMarin Giants B.V.) and completing the process by which Purchaser will acquire and thereafter reorganize Prosensa, and has conducted no business activities other than those relating to the structuring and negotiation of the Offer and, in the case of BioMarin Falcons, the Purchase Agreement and other agreements contemplated thereby. Each of BioMarin Falcons and BioMarin Giants B.V. has minimal assets and liabilities other than the contractual rights and obligations related to the Purchase Agreement in connection with the Offer.

The office address of Parent is 770 Lindaro Street, San Rafael, California 94901, and the telephone number is (415) 506-6700. The office address of each of BioMarin Falcons and BioMarin Giants B.V. is Barbara

Strozzilaan 201, 1083 HN Amsterdam, the Netherlands and the telephone number for each is +44 (0)20 7420 0819. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Purchase Agreement, the Tender and Support Agreements, and the other agreements contemplated thereby or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Prosensa (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Prosensa or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Prosensa or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

Parent and Purchaser estimate that the total funds required to purchase all of the Shares pursuant to the Offer, to consummate the Post-Closing Reorganization, including the Asset Sale (which estimate includes, among other things, payment in respect of outstanding Options and any outstanding restricted Shares), to pay related transaction fees and expenses, and to satisfy all other payment obligations of Purchaser required to be satisfied at the closing of the Offer will be approximately $684.3 million. In addition, Purchaser estimates that it would need approximately an additional $159.9 million to pay the maximum aggregate amount that holders of the CVRs would be entitled to in the event that each related product approval milestone is timely achieved. Parent and Purchaser anticipate funding such cash requirements from Parent’s available cash and cash equivalents and cash generated by Parent’s operations and short term investments.

Parent and Purchaser do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	the Offer is being made for all outstanding Shares solely for cash (including the contractual right to receive all amounts payable with respect to the CVRs, which will be paid in cash);

•	Parent has unrestricted cash or cash equivalents and short term investments to make available to Purchaser, which Parent and Purchaser anticipate will be sufficient to purchase all Shares tendered pursuant to the Offer;

•	Parent or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to pay the Cash Consideration in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to consummate the Asset Sale and any other Post-Closing Reorganization measures and to pay all amounts payable with respect to the CVRs on the payment date(s) applicable thereto; and

•	if Purchaser consummates the Offer and not all Shares are tendered to Purchaser in the Offer or during the Subsequent Offering Period, and BioMarin Falcons, (1) acquires all assets of Prosensa in the Asset Sale and non-tendering shareholders will receive the Offer Price as a liquidation distribution or an advance distribution from Prosensa (in each case such amounts may be subject to Dutch dividend withholding tax, unless an exemption applies, or any other applicable withholding taxes as described below) or, alternatively, (2) commences Statutory Buy-Out Proceedings or any other measure constituting a Post-Closing Reorganization, the Purchase Agreement requires that in connection with such alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

10. Background of the Offer; Past Contacts or Negotiations with Prosensa.

Background of the Offer

Parent regularly evaluates its business and plans and considers a variety of transactions to enhance its business. Parent has considered a number of alternatives for developing its businesses, including investments, partnerships and acquisitions of other companies and businesses.

In 2009, Parent and Prosensa entered into discussions to explore a potential partnership related to the development and commercialization of certain RNA-based therapeutics for Duchenne Muscular Dystrophy, including drisapersen. These discussions did not lead to any definitive agreements between Parent and Prosensa.

On June 3, 2014, Prosensa publicly announced that the FDA had outlined a regulatory path forward, under an accelerated approval pathway, for drisapersen. Based on this feedback from the FDA, Prosensa indicated that it would pursue the filing of a new drug application for drisapersen in late 2014 utilizing its existing data and committed to the initiation of two confirmatory post-approval studies. In addition, Prosensa publicly announced that it had been interacting with the EMA and, based on these interactions, intended to file a marketing authorisation application under the conditional approval pathway, for drisapersen in the European Union on a similar timeline.

On June 29, 2014, representatives of Parent and Prosensa held a dinner meeting during which the attendees discussed Prosensa’s business, including the status of the regulatory approval of drisapersen, as well as the relationship between Parent and Prosensa and the potential for a partnership, collaboration or similar transaction between Parent and Prosensa.

On July 9, 2014, representatives of Prosensa provided representatives of Parent with additional non-confidential information concerning its operations, clinical data relating to drisapersen and the status of the regulatory approval of drisapersen.

On July 29, 2014, representatives of Prosensa again provided representatives of Parent with additional non-confidential information concerning its operations, clinical data relating to drisapersen and the status of regulatory approval of drisapersen. In addition, Prosensa and Parent discussed, among other things, the possibility of the companies entering into various forms of a strategic business transaction, including a partnership, collaboration or similar transaction.

On September 13, 2014, representatives of Prosensa’s financial advisor, Citigroup Global Markets Inc. (“Citi”), and Parent discussed Parent’s interest in exploring a potential transaction with Prosensa.

On September, 15, 2014, representatives of Prosensa and Parent discussed Prosensa’s recent discussions with the FDA and EMA regarding the status of regulatory approval of drisapersen, and the competitive landscape for drisapersen.

On September 29, 2014, Parent submitted a nonbinding indication of interest to Prosensa. Parent’s non-binding indication of interest contemplated Parent’s purchase of all of the outstanding Shares at a price of between $11.50 to $13.50 per Share, in cash, but did not propose a specific transaction structure.

On October 14, 2014, Citi sent an initial draft purchase agreement to Bank of America Merrill Lynch (“BAML”). This initial draft of the purchase agreement contemplated an equity investment in Prosensa to be made by Parent upon termination of the agreement for any reason other than by the Company to enter into a superior transaction with another third party, and contained strong provisions relating to closing certainty, including terms allocating risk related to regulatory approval of Prosensa product candidates to Parent. This initial draft purchase agreement also contemplated a minimum tender condition of 80% and a termination fee of 0.5% of the Company’s equity value, which would be payable by the Company to Parent in certain circumstances relating to a termination of the purchase agreement resulting from a change of the Boards’ recommendation in favor of the transaction, a superior proposal or alternative transaction under specified circumstances.

Over the next few weeks, Parent engaged in various meetings and discussions with Prosensa in connection with Parent’s due diligence review of Prosensa, including related to clinical and regulatory matters, business diligence, intellectual property, taxes, human resources and commercialization of drisapersen.

On November 11, 2014, Parent’s financial advisors, BAML submitted Parent’s initial comments to the draft purchase agreement to Prosensa. In these comments, Parent removed the provisions related to the provision of equity financing to Prosensa upon termination of the purchase agreement and certain of the provisions related to closing certainty, including Parent’s assumption of Prosensa’s product candidate development closing risk. In addition, Parent proposed a termination fee equal to 3.5% of Prosensa’s equity value, which would be payable under a broader set of circumstances, and proposed a mechanism whereby Parent could waive the proposed 80% minimum tender condition such that the minimum tender condition would be lowered to 67%. Parent’s initial comments to the draft purchase agreement also indicated that as a condition to entering into the purchase agreement, Parent would require certain stockholders of Prosensa, including the Committed Shareholders, to sign tender and support agreements.

On November 12, 2014, Citi conveyed to BAML that the financial terms of Parent’s initial proposal would need to be improved significantly for Prosensa to continue discussions related to a potential acquisition.

On November 13, 2014, Prosensa’s legal advisors, Davis Polk & Wardwell LLP (“Davis Polk”), contacted Parent’s legal advisors, Jones Day (“Jones Day”) and conveyed Prosensa’s feedback regarding the draft purchase agreement submitted by Parent.

On November 14, 2014, Parent and Prosensa discussed the financial terms of a potential acquisition of Prosensa by Parent. These discussions culminated in Parent providing Prosensa with a revised offer to purchase all of the outstanding Shares for $16.50 per Share, in cash, upon closing and a contingent value right of up to $5.20 per Share, in cash, upon regulatory approval of drisapersen in the United States and the European Union. The revised offer was not accompanied by a revised draft agreement and did not otherwise address the issues raised by Parent’s draft agreement of November 11, 2014.

Following a discussion on November 15, 2014, between Hans Schikan, Chief Executive Officer of Prosensa, and Jean-Jacques Bienaime, Chief Executive Officer and Director of Parent, Parent revised its November 14, 2014 offer to provide for an up-front cash payment of $17.75 per Share and a contingent value right, payable in an amount up to $4.14 per Share, in cash, based on regulatory approval of drisapersen in the United States and the European Union.

On November 15, 2014, Davis Polk sent a revised draft of the purchase agreement to Jones Day. This revised draft of the purchase agreement included a provision that Parent provide equity financing to Prosensa upon termination of the purchase agreement, improved terms regarding closing certainty, including terms allocating risk related to regulatory approval of Prosensa product candidates to Parent, and removed Parent’s right to waive the 80% minimum tender condition without consent of Prosensa.

During the week of November 17, 2014, representatives of Prosensa, Parent, BAML, Jones Day, Citi and Davis Polk met at the offices of Davis Polk to negotiate the remaining open points on the purchase agreement. During such meetings, representatives of Parent expressed concerns regarding transaction certainty, and indicated that if Prosensa were willing to agree to a termination fee of 3.5% of the equity value of Prosensa, then Parent would be willing to agree to Prosensa’s proposed purchase agreement terms regarding closing certainty relating to regulatory risk, including Parent’s assumption of all product development risk, and would also be willing to provide Prosensa with $50,000,000 of financing at the time of signing in the form of a note, which would convert into ordinary shares of Prosensa upon termination of the purchase agreement. Over the course of the week, Jones Day and Davis Polk traded drafts of the purchase agreement, the tender and support agreement and the convertible promissory note.

In the afternoon on November 23, 2014, the parties executed and delivered the Purchase Agreement and the relevant parties executed and delivered the Tender and Support Agreements. The following day, Parent and Prosensa issued a joint press release announcing the execution of the Purchase Agreement. On November 26, 2014, BioMarin Falcons wired an amount in Euros equal to $50,000,000 to Prosensa, and each of Prosensa and BioMarin Falcons executed and delivered the Convertible Note.

On December 12, 2014, Purchaser commenced the Offer.

For more information on the Purchase Agreement and the other agreements between Prosensa and Parent, Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” and Section 11 — “The Purchase Agreement, Other Agreements.” For a review of Prosensa’s activities relating to these contacts, please refer to the Solicitation / Recommendation Statement on the Schedule 14D-9 of Prosensa that is being mailed to shareholders with this Offer to Purchase.

11. The Purchase Agreement; Other Agreements.

The following is a summary of certain provisions of each of the Purchase Agreement, the Contingent Promissory Note (as defined below), the Tender and Support Agreements, the CVR Agreement and the

Confidentiality Agreement (as defined below). It has been included solely to inform investors and shareholders of their terms. It is not intended to provide any other factual information about Purchaser, Parent or Prosensa, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer. The agreements contain representations and warranties that are the product of negotiations among the parties thereto, made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and, in the case of the Purchase Agreement, are also qualified in important part by confidential disclosure schedules delivered in connection with the Purchase Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or shareholders.

The following summary of the Purchase Agreement, the Contingent Promissory Note, the Tender and Support Agreements, the CVR Agreement and the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements themselves (or forms thereof), which have been filed as exhibits to the Schedule TO and are incorporated herein by reference. Copies of the Purchase Agreement, the Contingent Promissory Note, the Tender and Support Agreements, the CVR Agreement and the Confidentiality Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Purchase Agreement, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the applicable agreements for a more complete description of the provisions summarized below.

The Purchase Agreement

The Offer. The Purchase Agreement provides that, subject to our rights to terminate the agreement in accordance with its terms, Purchaser will commence the Offer promptly after the date of the Purchase Agreement, but in no event later than the later of (1) 15 business days after the date of the Purchase Agreement and (2) five business days after the consultation procedures with Prosensa’s works council and/or employee representative bodies having resulted in positive advice or neutral advice in respect of the Offer, the Post-Closing Reorganization and the nomination of new members to Prosensa’s Boards. The Purchase Agreement also provides that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” Purchaser will accept for payment, and pay for, all Shares validly tendered and not withdrawn as promptly as practicable following the applicable expiration date of the Offer. The expiration date of the Offer is 6:00 p.m. (New York City time) on January 14, 2015, unless the Offer is extended or terminated earlier (such date and time, as it may be extended in accordance with the terms of the Purchase Agreement, the “Expiration Date”).

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Certain Conditions of the Offer.” The Purchase Agreement provides that Purchaser, in its sole discretion, reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without Prosensa’s consent, Purchaser cannot (1) change the form of consideration payable in the Offer, (2) decrease the Offer Price, (3) waive or change the Minimum Condition, (4) extend the Expiration Date other than in accordance with the terms of the Purchase Agreement, (5) decrease the number of Shares sought in the Offer, (6) impose additional conditions to the Offer, or (7) amend, modify or supplement any other term of the Offer in a manner adverse to the holders of Shares.

Extensions of the Offer. The Purchase Agreement provides that, subject to our rights to terminate the agreement in accordance with its terms, Purchaser must extend the Offer (1) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 10 business days each if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived and (2) for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the

NASDAQ applicable to the Offer or as may be required by any other governmental authority. However, Purchaser will not be required to extend the Offer beyond April 30, 2015.

Shareholders’ Meeting; Prosensa’s Boards. The Purchase Agreement provides that on or prior to the date we commenced the Offer, Prosensa was required to duly call, give notice and, as soon as practicable following the date of Purchase Agreement hold an extraordinary meeting of shareholders (the “EGM”) to provide information (together with any amendments and supplements thereto and any other required materials, the “EGM Materials”) and approve certain actions required by the Purchase Agreement including the resignation of all but at least two directors from Prosensa’s Boards (the “Independent Directors”) and the appointment of new directors to Prosensa’s Boards as designated by Purchaser to replace such resigning directors, and the approval of the Post-Closing Reorganization, Asset Sale and the dissolution and liquidation of Prosensa as described below (collectively, the “Shareholder Approvals”). Certain of the actions to be approved at the extraordinary general meeting of shareholders are described in more detail below. Purchaser has designated in writing to Prosensa the new members for Prosensa’s Boards. At the EGM, the shareholders will appoint the new members as designated by Purchaser; provided, that (1) no fewer than two of the current directors of Prosensa, to be mutually agreed upon by Purchaser and Prosensa, will remain on the supervisory board of Prosensa until the earlier of (a) such time after the Offer Closing as Purchaser owns 100% of the outstanding Shares, (b) the date the liquidation of Prosensa has been duly completed, or (c) one year after the date of the Purchase Agreement. On December 9, 2014, Prosensa notified its shareholders that this extraordinary general meeting of shareholders will be held on January 13, 2015 at Prosensa’s offices at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands.

Treatment of Prosensa’s Stock Options in the Offer. Immediately prior to the Offer Closing, all outstanding and unexercised Options that have an exercise price per share that is less than or equal to the Cash Consideration will become fully vested and exercisable and, at the Offer Closing, will be cancelled in exchange for the right to receive an amount in cash from Purchaser at the Offer Closing equal to the product of multiplying the total number of Shares subject to such Option by the excess of the Cash Consideration over the per share exercise price of such Option, and one CVR per Share subject to such Option, in each case, without interest and less any applicable withholding taxes.

At least five business days prior to the Offer Closing, each holder of an Option that has an exercise price per share that is greater than the Cash Consideration will be provided written notice by Prosensa that such holder will have the right, during the period beginning on the date of such notice and ending on the business day preceding the Offer Closing, to exercise such Option by providing Prosensa with a notice of exercise and a cash amount equal to the product of multiplying the total number of Shares subject to such Option by the excess of the applicable per share exercise price of such Option over the Cash Consideration, with such exercise conditioned on the occurrence of the Offer Closing. Each such Option that is exercised as described in the preceding sentence will be settled at the Offer Closing in exchange for, in respect of each Share subject to such Option, one CVR. Any such Option not exercised in accordance with this paragraph will be cancelled at the completion of the Post-Closing Reorganization for no consideration, and the holders thereof will cease to have any rights with respect thereto.

Treatment of Prosensa’s Restricted Shares in the Offer. Pursuant to the Purchase Agreement, each Restricted Share that is outstanding immediately prior to the Offer Closing and that was granted or issued under an equity compensation plan of Prosensa and that is validly tendered and not withdrawn pursuant to the Offer will become fully vested as of immediately prior to the Offer Closing and treated as a validly tendered Share under the terms of the Purchase Agreement. Any Restricted Share that is not validly tendered or that is withdrawn pursuant to the Offer will remain outstanding after the Offer Closing in accordance with its terms and (1) to the extent it becomes vested as of the consummation of the Offer, the Asset Sale or other Post-Closing Reorganization will be treated in the same way as any other Share that is not tendered in the Offer under the terms of the Purchase Agreement and (2) otherwise, (a) to the extent not prohibited by the applicable award agreement, will be repurchased by Prosensa at the applicable issue price of such Restricted Share or (b) if so prohibited, cancelled in exchange for the right to receive the Offer Price, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes.

Recommendation. Prosensa has represented in the Purchase Agreement that Prosensa’s Boards each have, at a meeting duly called and held, unanimously (1) determined that the Purchase Agreement and the transactions contemplated thereby are fair to and in the best interests of Prosensa’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Prosensa and its subsidiaries, (2) approved, adopted and declared advisable the Purchase Agreement and the transactions contemplated thereby, including the Offer and (3) resolved to recommend acceptance of the Offer by the holders of Shares and to recommend approval and adoption of resolutions relating to the Shareholder Approvals, including the Asset Sale and the subsequent dissolution and liquidation of Prosensa (collectively, the “Boards’ Recommendation”).

Asset Sale and Post-Closing Reorganization. The Purchase Agreement provides, among other things, that upon or promptly following the closing of the Subsequent Offering Period, Purchaser will complete the Post-Closing Reorganization of Prosensa and its subsidiaries. As part of the Post-Closing Reorganization, BioMarin Falcons may complete the Asset Sale, followed by the dissolution and liquidation, each as described below, which may include, at Parent’s request, the amendment of the Articles of Association of Prosensa to permit the creation, among other things, of separate classes of shares of Prosensa. Purchaser may, alternatively, commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with the Statutory Buy-Out Proceedings described below, or if Parent determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an Asset Sale or a statutory buy-out of Shares, subject to the prior approval of the Independent Directors, any other measure constituting a Post-Closing Reorganization.

Pursuant to the Asset Sale, promptly after the closing of the Subsequent Offering Period, Prosensa will sell and transfer all of its assets (including (i) at the discretion of BioMarin Falcons, the shares of its subsidiaries and (ii) any tax attributes to the extent transferrable) to BioMarin Falcons or one or more of its designees for aggregate consideration equal to (1) a note payable from BioMarin Falcons or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Offer Closing (which note will be prepayable without penalty or premium but will require BioMarin Falcons to pay to Prosensa, on or promptly following the end of the Subsequent Offering Period an amount of such note equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (2) a convertible note from BioMarin Falcons that is convertible into an aggregate number of CVRs that is equal to the total number of outstanding Shares as of the Offer Closing (which convertible note will be prepayable without penalty or premium but will require BioMarin Falcons to become obligated to Prosensa (or its designated shareholders), on or promptly following the end of the Subsequent Offering Period, to issue an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period), and (3) the assumption by BioMarin Falcons or its designees of all liabilities and obligations of Prosensa, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of BioMarin Falcons or its designees to fully indemnify and hold harmless Prosensa with respect to all such assumed liabilities and obligations). Following the Asset Sale, BioMarin Falcons intends to cause Prosensa to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the proceeds of the Asset Sale being distributed by means of a liquidation distribution or an advance distribution such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes.

Offer Closing Conditions. Notwithstanding any other term of the Offer or the Purchase Agreement, but subject to compliance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to accept and pay for or return tendered shares of Prosensa after the termination of the Offer, Purchaser will not be required to accept for purchase or pay for any Prosensa Shares, unless each of the following conditions has been satisfied or waived in accordance with the Purchase Agreement (collectively, the “Offer Conditions”):

•

there has been validly tendered in accordance with the terms of the Offer and not validly withdrawn at least a number of Shares that, together with the Shares owned by Purchaser or Parent (excluding Shares tendered pursuant to notices of guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Date), would represent 80% of the Shares outstanding immediately prior to the Expiration Date (the “Minimum Condition”);

•	the expiration or termination of any applicable waiting period under the HSR Act;

•	that no law, regulation, order, or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the Offer Closing or the Asset Sale or the subsequent distribution and liquidation is in effect;

•	(i) the representations and warranties of Prosensa in the Purchase Agreement regarding Prosensa’s organization, existence and standing under the laws of the jurisdictions in which its business is being conducted, its corporate power and authority relative to the Purchase Agreement and the contemplated transactions and finders’ and brokers’ fees, are true in all material respects as of the date of the Purchase Agreement and as of the Expiration Date as if made at such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which must be true only as of such other specified time), (ii) certain of the representations and warranties of Prosensa contained in the Purchase Agreement regarding Prosensa’s capitalization are true in all but de minimis respects (relative to the magnitude of the aggregate consideration payable by Parent or Purchaser in connection with the Offer and the Post-Closing Reorganization) as of the date of the Purchase Agreement and as of the Expiration Date as if made at such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which must be true only as of such time), (iii) the representations and warranties of Prosensa contained in the Purchase Agreement that are qualified by “Company Material Adverse Effect” (as defined below) are true in all respects as of the date of the Purchase Agreement and as of the Expiration Date as if made at such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which must be true only as of such time), and (iv) all other representations and warranties (disregarding for this clause (iv) any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties) of Prosensa contained in the Purchase Agreement must be true at and as of the date of the Purchase Agreement and as of the Expiration Date if made at such time (other than any such representations and warranty that by its terms addresses matters only as another specified time, which must be true only as of such time), with only such exceptions in the case of clause (iv) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	Prosensa has performed or complied with in all material respects its obligations, agreements and covenants under the Purchase Agreement prior to the Expiration Date;

•	Prosensa has obtained the Boards’ Recommendation and the Shareholder Approvals;

•	since the date of the Purchase Agreement, a Company Material Adverse Effect has not occurred;

•	the resignations of all but two directors from Prosensa’s Boards have been obtained in accordance with the Purchase Agreement;

•	Prosensa has delivered to Parent a certificate signed by a managing director of Prosensa dated as of the date on which the Offer expires certifying that the Offer Conditions specified in the fourth through sixth bullets listed above (regarding Prosensa’s representations and warranties and covenants under the Purchase Agreement, and Boards Recommendation and Shareholder Approvals) have been satisfied;

•	No anti-takeover measure (as defined in the Purchase Agreement) has been implemented by Prosensa in relation to the Offer or the Tender and Support Agreements; and

•	the Purchase Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Purchase Agreement. The launch of the Offer was conditioned upon the consultation procedures with Prosensa’s works council and/or employee representative bodies having resulted in positive advice or neutral advice in respect of the Offer, the Post-Closing Reorganization and the nomination of the members of the new Prosensa Boards (or an irrevocable waiver in writing of its right to render advice with respect to the foregoing), or have otherwise been finalized (the “pre-launch condition”), which consultation procedure is described in “Item 16. Certain Legal Matters; Regulatory Approvals” below. This condition was satisfied on December 4, 2014.

Purchase Agreement Consideration. Pursuant to the Purchase Agreement, each issued and outstanding Share properly tendered and not properly withdrawn will be purchased by Purchaser at the time of the Offer Closing for the Cash Consideration, plus one non-transferrable CVR, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones, in each case, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

Representations and Warranties. The Purchase Agreement contains representations and warranties of Prosensa, Parent and Purchaser.

In the Purchase Agreement, Prosensa has made customary representations and warranties, subject, in some cases, to specified exceptions and qualifications contained in the Purchase Agreement or confidential disclosure schedule that Prosensa delivered to Parent and Purchaser in connection with the execution and delivery of the Purchase Agreement, to Parent and Purchaser with respect to, among other things:

•	its organization, valid existence and standing under the laws of the jurisdictions in which its business is being conducted;

•	its subsidiaries;

•	its articles of association and by-laws;

•	its capitalization;

•	its corporate power and authority relative to the Purchase Agreement and the contemplated transactions;

•	required governmental authorizations or filings or other consents and approvals, and no violations of organizational documents;

•	public SEC filings and financial statements;

•	certain business practices, including controls and procedures over disclosures and financial reporting;

•	the absence of certain changes or events;

•	accuracy of information supplied for purposes of the Offer documents and Prosensa’s Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”);

•	the absence of undisclosed material liabilities;

•	compliance with laws and regulatory matters;

•	absence of litigation;

•	real property;

•	intellectual property;

•	tax matters;

•	employee benefit plan matters;

•	labor and employment matters;

•	environmental matters;

•	material contracts;

•	finders’ and brokers’ fees and expenses;

•	opinion of the financial advisor with respect to the fairness of the Offer Price.

•	insurance;

•	Transactions with affiliates;

•	regulatory compliance; and

•	anti-takeover measures (as defined in the Purchase Agreement).

Some of the representations and warranties in the Purchase Agreement made by Prosensa are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Purchase Agreement, “Company Material Adverse Effect” means any change, event, occurrence or effect (“Effects”) that, individually or in the aggregate, (1) has or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of Prosensa and its subsidiaries, taken as a whole, or (2) prevents or materially delays the ability of Prosensa to consummate the Offer; provided, however, that, none of the following Effects will be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect:

(a)	changes in International Financial Reporting Standards (“IFRS”);

(b)	changes in the financial or securities markets or general economic or political conditions in the Netherlands, the United States or any other country or region in which Prosensa and its subsidiaries operate;

(c)	changes (including changes of applicable law or interpretations thereof) or conditions generally affecting the industry in which Prosensa and its subsidiaries operate;

(d)	acts of war, sabotage or terrorism or natural disasters;

(e)	any Effects resulting from or arising out of the execution and performance of the Purchase Agreement or the announcement or the anticipated consummation of the transactions contemplated by the Purchase Agreement or the identity of or any facts or circumstances relating to Parent, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Prosensa and any of its subsidiaries with employees, governmental authorities or any other persons and any shareholder or derivative litigation relating to the execution and performance of the Purchase Agreement or the announcement or the anticipated consummation of the transactions contemplated by the Purchase Agreement, other than for purposes of (i) Prosensa’s representations and warranties regarding Prosensa’s capitalization, required governmental authorizations or filings or other consents and approvals, and no violations of organizational documents, or (ii) the Offer Condition relating to the accuracy of representations, warranties and covenants insofar as it relates to the representations and warranties referenced clause (i);

(f)	any determination by, or delay of a determination by, the United States Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or any other governmental authority, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to any product or product candidate of Prosensa or any of its competitors;

(g)	the results of any pre-clinical or clinical testing sponsored by Prosensa, any of its competitors or any of their respective collaboration partners;

(h)	increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any products or product candidates of Prosensa or any of its competitors;

(i)	any recommendations, statements or other pronouncements published or proposed by professional medical organizations or the FDA, the EMA any other governmental authority, or any panel or advisory body empowered or appointed thereby, relating to products or product candidates of Prosensa or any of its competitors;

(j)	any change or prospective change in reimbursement or payor rules or policies applicable to products or product candidates of Prosensa or any of its competitors;

(k)	any failure in and of itself by Prosensa or any of its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying facts and circumstances giving rise to such failures, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Company Material Adverse Effect);

(l)	any action taken (or omitted to be taken) at the request of Parent or Purchaser;

(m)	any action taken by Prosensa and/or its subsidiaries that is required or expressly contemplated by the Purchase Agreement, including any actions required under the Purchase Agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the Offer; or

(n)	a change in the price and/or trading volume of the Shares on the NASDAQ or any other market in which such securities are quoted for purchase and sale (provided that the underlying facts and circumstances giving rise to such changes, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Company Material Adverse Effect);

provided, however, that in the case of the exceptions in clauses (a) through (d), to the extent such Effect disproportionately impacts Prosensa and its subsidiaries, taken as a whole, as compared to other Persons engaged in the business in which Prosensa and its subsidiaries engage, the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

In the Purchase Agreement, Parent has made customary representations and warranties, regarding Parent and Purchaser, to Prosensa with respect to, among other things:

•	organization, valid existence and standing of Parent and Purchaser;

•	corporate power and authority relative to the Purchase Agreement and the contemplated transactions;

•	required governmental authorizations or filings or other consents and approvals, and no violations of organizational documents;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	finders’ and brokers’ fees and expenses;

•	sufficiency of funds to consummate the Offer;

•	absence of litigation;

•	lack of ownership of Shares; and

•	absence of certain agreements, including agreements with Prosensa’s management or Prosensa’s Boards.

Some of the representations and warranties in the Purchase Agreement made by Parent are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Purchase Agreement, “Parent Material Adverse Effect” means any change, event, occurrence or effect, that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of Parent or Purchaser to consummate the Offer.

None of the representations and warranties contained in the Purchase Agreement or in any certificate or other writing delivered pursuant thereto survives the Offer Closing.

Conduct of Business of Prosensa Pending the Offer Closing. The Purchase Agreement provides that between the date of the Purchase Agreement and the Offer Closing, except as (1) required or expressly contemplated by the Purchase Agreement, (2) may be required by applicable law, or (3) consented to in writing by Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, Prosensa will, and will cause each of its subsidiaries to conduct its business in the ordinary course and use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties (including governmental authorities). Prosensa also agreed that it will not, and will cause its subsidiaries not to, from the date of the Purchase Agreement until the Offer Closing, take any action or knowingly fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Purchaser to consummate the Offer.

In addition, during the same period, except as (1) required or expressly contemplated by the Purchase Agreement (including the disclosure schedules to the Purchase Agreement), (2) may be required by applicable law or (3) consented to in writing by Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, Prosensa will not, and will not permit any of its subsidiaries to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	amend its articles of association, bylaws or other similar organizational documents;

•	effect splits, combinations or reclassifications of its capital stock;

•	declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock;

•	purchase or redeem any shares of its capital stock, except as required under the terms of any employee benefit plan;

•	enter into any contract or understanding with respect to the voting or registration of its capital stock;

•	issue, pledge, sell, transfer or encumber any of its securities;

•	adjust or amend the terms of any of its outstanding securities (including options);

•	acquire, directly or indirectly, any material amount of assets, securities, properties, interests or businesses;

•	sell, lease, license, encumber, abandon or allow to expire or otherwise transfer any of its assets, securities, properties, interests or businesses (other than intellectual property) that are material, individually or in the aggregate;

•	sell, lease, license, encumber, abandon or allow to expire or otherwise transfer any intellectual property owned by or licensed to Prosensa or any of its subsidiaries;

•	abandon, cancel, let lapse, or fail to renew, prosecute, protect or defend any intellectual property owned by or licensed to Prosensa or any of its subsidiaries, in each case other than in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any third party (other than from Prosensa to any of its wholly-owned Subsidiaries);

•	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise);

•

except as required under the terms of any employee benefit plan in effect on the date of the Purchase Agreement that was identified to Parent, (a) increase the compensation or benefits of any employee, consultant, contractor or director of Prosensa or its subsidiaries (“Company Service Provider”), except for annual increases in base salary or benefits in the ordinary course of business consistent with best practice, (b) grant any rights to severance, termination pay, retention or change in control benefit to any current or future Company Service Provider, (c) pay or award any bonus or incentive compensation to any Company Service Provider, (d) establish, adopt, enter into or amend any material employee benefit plan or any plan, policy, program that would be a material employee benefit plan if it had existed on the date of the Purchase Agreement, (e) amend or waive any performance or vesting criteria or accelerate the vesting or lapsing of restrictions with respect to any compensation, benefits, equity-based compensation, incentive compensation or the forgiveness of indebtedness of any loan, other than with respect to the treatment of Options and Restricted Shares in accordance with the Purchase Agreement, (f) terminate the employment of any Company Service Provider holding the position of Director or above other than for “cause” or (g) waive or materially amend any restrictive covenant entered into by any Company Service Provider;

•	(a) terminate any material contract (other than terminations pursuant to existing terms), (b) enter into any contract that, if in effect as of the date of the Purchase Agreement, would constitute a material contract, or (c) modify, amend or waive, release or assign any material rights or claims under any material contract or any contract that, if in effect as of the date of the Purchase Agreement, would constitute a material contract;

•	make or commit to any capital expenditure, except for capital expenditures which, in the aggregate, do not exceed €250,000;

•	cancel any material indebtedness owed to Prosensa;

•	pay, discharge, compromise, settle or satisfy any action requiring payments by Prosensa or any of its subsidiaries in excess of €50,000 in any individual case or series of related cases or €100,000 in the aggregate;

•	convene any general or special meeting of the shareholders of Prosensa other in accordance with the Purchase Agreement (unless such a meeting is required by applicable law);

•	write up, write down or write off the book value of any assets, in the aggregate, in excess of €50,000;

•	change Prosensa’s methods of accounting, except as required by concurrent changes in IFRS or in Regulation S-X of the Exchange Act, as agreed to by its independent public accountants;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any tax returns or file claims for material tax refunds, enter into any material closing agreement, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability, or take any action that would reasonably be likely to affect the availability of net operating loss carry-forwards to Prosensa’s subsidiaries;

•	withdraw or modify, or permit the withdrawal or modification of, the Compensation Arrangement Approvals (as defined below);

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization (other than as contemplated by the Purchase Agreement);

•	form or commence the operation of any business or any partnership, joint venture or other similar business organization or enter into any new line of business that is material to Prosensa and its subsidiaries, taken as a whole;

•	adopt or implement any anti-takeover measure; or

•	agree, resolve or commit to do any of the foregoing.

For purposes of the Purchase Agreement, “Compensation Arrangement Approvals” means the approval by the compensation committee of Prosensa of each employee benefit plan pursuant to which consideration is payable to any director, officer or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and all other actions necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such employee benefit plan in accordance with Rule 14d-10(d)(2) under the Exchange Act.

Access to Information. From and after the date of the Purchase Agreement, subject to the requirements of applicable law and the Confidentiality Agreement, Prosensa has agreed to provide Parent and its counsel, financial advisors, auditors and other representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of Prosensa and its subsidiaries, and to instruct its employees and representatives to cooperate reasonably with Parent in its investigation of Prosensa and its subsidiaries.

Regulatory Undertakings. Each of Parent and Prosensa has agreed to use their respective reasonable best efforts to consummate the transactions contemplated by the Purchase Agreement, including the Offer, the Offer Closing, the Asset Sale and the Post-Closing Reorganization, including (1) preparing and filing as promptly as practicable with any third party all documentation to effect all necessary filings, notices, and registrations and (2) obtaining and maintain all approvals, consents, permits, or other authorizations required from any third party to consummate the transactions contemplated by the Purchase Agreement.

In furtherance of and not in limitation of the foregoing, each of Parent and Prosensa made a filing of a “Notification and Report Form” pursuant to the HSR Act with respect to the Offer and the transactions contemplated thereby with the FTC and the Antitrust Division on December 8, 2014 and agreed to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. Purchaser and Prosensa have agreed (1) to respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and (2) to not extend any waiting period under the HSR Act or enter into any agreement with the FTC or Antitrust Division not to consummate the transactions contemplated by the Purchase Agreement without the prior written consent of the other parties to the Purchase Agreement. At the request of Parent, Prosensa will agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Prosensa or any of its subsidiaries (but, absent such request, Prosensa will not take any such action), provided that any such action is conditioned upon consummation of the Offer. Each party will (1) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any state Attorney General or any other governmental authority and, subject to applicable law, permit the other party to review in advance any proposed written communication to any such governmental authority, (2) to the extent practicable, not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with the Purchase Agreement unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate and (3) furnish the other party with copies of all correspondence, filings and communications between them and their affiliates and their respective representatives on the one hand, and any government or regulatory authority or members of their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with the Purchase Agreement.

Prosensa has also agreed that it will, and will cause its affiliates and their representatives to, consult with and consider in good faith the views of Parent in connection with any material analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of Prosensa in connection with any meeting, communication or filing with the FDA or any corollary entity in any other jurisdiction. Prosensa will notify Parent of any material communications with the FDA or any corollary entity in any other jurisdiction relating to certain key products of Prosensa (including drisapersen), as soon as reasonably practicable, and Prosensa will provide Parent with copies of any such written communications. To the extent practicable, Prosensa will not agree to participate in any substantive meeting or discussion with the FDA or any corollary entity in any other jurisdiction unless it consults with Parent in advance and, to the extent permitted by the FDA or any corollary entity in any other jurisdiction and applicable law, gives Parent the opportunity to attend and participate. Prosensa agreed to furnish Parent with copies of all material correspondence, filings, and communications between Prosensa and its affiliates and their representatives, on the one hand, and the FDA or any corollary entity in any other jurisdiction or their respective staffs, on the other hand. From time to time and at the reasonable request of Parent, Prosensa will provide Parent with updates concerning the progress of Prosensa’s regulatory filings and strategy for obtaining necessary regulatory approvals to market and sell certain key products of Prosensa (including drisapersen). Except to the extent required by applicable law or any listing agreement with or rule of any national securities exchange, Prosensa will consult with Parent prior to making any public statement or issuing any press release regarding the status of any regulatory filings concerning certain key products of Prosensa (including drisapersen) with the FDA or any corollary entity in any other jurisdiction. Notwithstanding the foregoing provisions, Prosensa will maintain sole authority over its business decisions and communications prior to the Offer Closing, and Prosensa’s obligations under the foregoing provisions are subject to applicable law.

Prohibition on Solicitation of Alternative Transactions. Prosensa has agreed that neither it nor any of its subsidiaries, will, nor will it or they permit any of its or their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly:

•	solicit, initiate or knowingly take any action to knowingly encourage the making of an Acquisition Proposal (as defined below) or any inquiry that would reasonably be expected to lead to an Acquisition Proposal (including by way of furnishing or providing access to non-public information to a third party);

•	enter into or participate in any discussions or negotiations with any third party with respect to an Acquisition Proposal or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•	furnish any information relating to Prosensa or any of its subsidiaries or afford access to the business, properties, assets, books or records of Prosensa or any of its subsidiaries to, or otherwise knowingly cooperate in any way with, any third party that has made an Acquisition Proposal or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument relating to, or that is intended to or would be reasonably likely to lead to, an Acquisition Proposal, or requiring Prosensa to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by this Agreement (an “Alternative Acquisition Agreement”).

For purposes of the Purchase Agreement, “Acquisition Proposal” means, other than the transactions contemplated by the Purchase Agreement between Parent, Purchaser and Prosensa, any offer or proposal (whether or not in writing) made by a third party or group relating to (1) any acquisition, transfer, purchase or disposition, direct or indirect, of 20% or more of the consolidated assets of Prosensa and its subsidiaries, taken as a whole, or beneficial ownership of 20% or more of any class of equity or voting securities of Prosensa or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Prosensa, (2) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s beneficially owning 20% or more of any class of equity or voting securities of Prosensa or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Prosensa or (3) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Prosensa or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Prosensa.

However, the Purchase Agreement sets forth certain exceptions to the foregoing restrictions. At any time prior to the Offer Closing, Prosensa, directly or indirectly through its Representatives, may engage in negotiations or discussions with, or furnish non-public information to, any third party and its Representatives that has made a bona fide written Acquisition Proposal that is submitted after the date of the Purchase Agreement but prior to the date of the Offer Closing to Prosensa’s Boards by such third party (and not withdrawn) if:

•	the submission of such Acquisition Proposal did not result from the breach by Prosensa or any Representative of any of Prosensa or any of its subsidiaries of the non-solicitation restrictions set forth in the Purchase Agreement;

•	Prosensa’s Boards reasonably conclude in good faith, after consultation with their outside legal counsel and financial advisor of nationally recognized reputation, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below);

•	at least 24 hours prior to furnishing any such information to, or entering into discussions with, such third party (or its Representatives), Parent receives written notice from Prosensa of the identity of such third party and of Prosensa’s intention to furnish information to, or enter into discussions with, such third party, and Prosensa receives from such third party an executed confidentiality agreement in a customary form that is no less favorable to Prosensa (including standstill provisions) than the Mutual Non-Disclosure Agreement, dated as of July 31, 2014, entered into between Parent and Prosensa in connection with the transactions contemplated by the Purchase Agreement, a summary of which is provided below (the “Confidentiality Agreement”) and does not contain any provision calling for an exclusive right to negotiate with Prosensa (an “Acceptable Confidentiality Agreement”) (which Prosensa may negotiate with the third party during the 24 hour notice period and enter into during such period or thereafter);

•	Prosensa provides or makes available all such information to Parent (to the extent that such information has not been previously provided or made available to Parent) prior to or substantially concurrently with the time it is provided or made available to such third party); and

•	Prosensa’s Boards determine in good faith, after consultation with outside legal counsel, that the failure to take such action could be inconsistent with their fiduciary duties under applicable law.

In addition, the Purchase Agreement will not prevent Prosensa or Prosensa’s Boards from (1) taking and disclosing to Prosensa’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer) or from making any legally required disclosure to shareholders with regard to the transactions contemplated by the Purchase Agreement or an Acquisition Proposal, (2) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (3) contacting and engaging in discussions with any person or group and their respective Representatives who has made an Acquisition Proposal that was not solicited in breach of Prosensa’s non-solicitation obligations under the Purchase Agreement solely for the purpose of clarifying such Acquisition Proposal and the terms thereof (provided that, in the cases of both clauses (1) and (2) of this paragraph, any such disclosure or communication does not contain an Adverse Recommendation Change (as defined below) unless otherwise permitted by the Purchase Agreement).

Prosensa has also agreed to notify Parent orally and in writing promptly (but in no event later than two business days) after receipt by Prosensa (or any of its Representatives) of any Acquisition Proposal or any request for non-public information relating to Prosensa or any of its subsidiaries or for access to the business, properties, assets, books or records of Prosensa or any of its subsidiaries by any third party that has notified Prosensa that it may be considering making, or has made, an Acquisition Proposal. Such notice will include (1) the identity of the third party making such Acquisition Proposal or request, and (2) a copy of all written materials provided by such third party in connection with, and the material terms of, such Acquisition Proposal. After receipt of the Acquisition Proposal or request, Prosensa must also continue promptly (and in any event within 24 hours after any material change or development with respect to such Acquisition Proposal) to keep Parent reasonably informed orally or in writing of the status, terms and pertinent details of any such Acquisition Proposal or request.

Prosensa Boards’ Recommendation; Adverse Recommendation Changes; Match Right. Except as expressly permitted under (and summarized below) the Purchase Agreement, none of Prosensa, Prosensa’s Boards or any committee thereof will (1)(a) withhold, fail to include in (or remove from) the Schedule 14D-9 or the EGM Materials, withdraw, qualify or modify (or resolve, determine or publicly propose to withhold, fail to include in (or remove from) the Schedule 14D-9 or the EGM Materials, withdraw, qualify or modify) the Boards’ Recommendation or (b) adopt, approve, recommend, submit to shareholders or declare advisable (or resolve, determine or publicly propose to adopt, approve, recommend, submit to shareholders or declare advisable) any Acquisition Proposal (any action described in this clause (1) being referred to as an “Adverse Recommendation

Change”) or (2) adopt, approve, recommend, submit to shareholders or declare advisable (or resolve, determine or publicly propose to adopt, approve, recommend, submit to shareholders or declare advisable), or allow Prosensa or any of its subsidiaries to execute or enter into, any Alternative Acquisition Agreement.

Nevertheless, if Prosensa receives an Acquisition Proposal, other than as a result of breaching its non-solicitation obligations under the Purchase Agreement, that Prosensa’s Boards conclude in good faith constitutes a Superior Proposal (as defined below), Prosensa’s Boards may, at any time prior to the date of the Offer Closing, if they determine in good faith, after consultation with their outside legal counsel, that the failure to take such actions would likely be inconsistent with Prosensa’s Boards’ fiduciary duties under applicable law, (1) effect an Adverse Recommendation Change with respect to such Superior Proposal and/or (2) terminate the Purchase Agreement pursuant to its terms and simultaneously enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that Prosensa may not so terminate the Purchase Agreement unless in advance of or concurrently with such termination Prosensa pays to Parent a termination fee of $23.8 million (the “Termination Fee”); and provided, further, that Prosensa’s Boards may not effect an Adverse Recommendation Change or terminate the Purchase Agreement unless: (a) Prosensa has provided prior written notice to Parent, at least five business days in advance (the “Superior Proposal Notice Period”), of its intention to effect such an Adverse Recommendation Change (which notice itself will not constitute an Adverse Recommendation Change) and/or terminate the Purchase Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, which notice will identify the third party or group making such Superior Proposal, and contain the execution draft of the relevant proposed Alternative Acquisition Agreement and any other material documents with respect to such Superior Proposal; and (b) prior to effecting such Adverse Recommendation Change and/or terminating the Purchase Agreement, to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal (i) if requested by Parent, Prosensa has, and has caused Prosensa’s Representatives to, during the Superior Proposal Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Purchase Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (ii) Parent has not, during the Superior Proposal Notice Period, made a written offer that would, after consideration of such offer by Prosensa’s Boards in good faith, result in Prosensa’s Boards determining that such Superior Proposal no longer constitutes a Superior Proposal. In the event of any amendment to the financial terms or any other material revisions to the Superior Proposal after the start of the Superior Proposal Notice Period, Prosensa will be required to deliver a new written notice to Parent described in clause (a) of this paragraph with respect to such new written notice (including a new Superior Proposal Notice Period), except the Superior Proposal Notice Period will be at least three business days (rather than the five business days contemplated by clause (a) of this paragraph).

Notwithstanding the foregoing, and solely in response to an Intervening Event, Prosensa’s Boards may effect an Adverse Recommendation Change prior to the Offer Closing if each of Prosensa’s Boards determines in good faith, after consultation with their outside legal counsel and financial advisor of nationally recognized reputation, that the failure to do so would likely be inconsistent with the directors’ fiduciary duties under Applicable Law; provided, however, that Prosensa’s Boards may not effect such an Adverse Recommendation Change unless: (1) Prosensa has provided prior written notice to Parent, at least five business days in advance (the “Intervening Event Notice Period”), of its intention to effect such an Adverse Recommendation Change (which notice itself will not constitute an Adverse Recommendation Change), which notice must specify in reasonable detail such Intervening Event; and (2) prior to effecting such Adverse Recommendation Change, (a) if requested by Parent, Prosensa has, and has caused Prosensa’s Representatives to, during the Intervening Event Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Purchase Agreement so that an Adverse Recommendation Change is no longer necessary, and (b) Parent has not, during the Intervening Event Notice Period, made a written offer that that, after due consideration of such offer by Prosensa’s Boards in good faith and after consultation with their outside legal counsel and financial advisor of nationally recognized reputation, results in both of Prosensa’s Boards determining that it would not continue to be likely to be inconsistent with the director’s fiduciary duties under applicable law to not effect the Adverse Recommendation Change. In the event of any material changes to the circumstances applicable to the Intervening Event, after the start of the Intervening Event Notice Period, Prosensa is required to deliver a new written notice described in clause (1) above and to comply with the requirements of this paragraph with respect to such new written notice (including a new Intervening Event Notice Period) except the Intervening Event Notice Period will be at least three business days (rather than five).

For purposes of the Purchase Agreement, “Intervening Event” means any material event or development or material change in circumstances with respect to Prosensa and its subsidiaries, taken as a whole, that (1) was neither known to either Board, nor reasonably foreseeable as of or prior to the date of the Purchase Agreement and (2) does not relate to:

•	any Acquisition Proposal;

•	any events, changes in the financial or securities markets or general economic or political conditions in the Netherlands, the United States or any other country or region in which Prosensa and its subsidiaries operate;

•	changes (including changes in applicable law or interpretations thereof) or conditions generally affecting the industry in which Prosensa and its subsidiaries operate;

•	circumstances relating to Parent, Purchaser or any of their affiliates, including the announcement or pendency of the Purchase Agreement or the transactions contemplated thereby;

•	clearance of the transactions contemplated by the Purchase Agreement under the HSR Act or compliance with any other applicable laws;

•	the fact Prosensa meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date the Purchase Agreement (provided that the underlying facts and circumstances giving rise thereto, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been an Intervening Event);

•	changes after the date of the Purchase Agreement in the market price or trading volume of the Shares or the credit rating of Prosensa (provided that the underlying facts and circumstances giving rise thereto, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been an Intervening Event);

•	any determination by, or acceleration of a determination by, the FDA, the EMA or any other governmental authority, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or accelerate making any determination, with respect to any product or product candidate of Prosensa or any of its competitors;

•	the results of any pre-clinical or clinical testing sponsored by Prosensa, any of its competitors or any of their respective collaboration partners;

•	increased or decreased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports with respect to side effects, adverse events or safety observations, with respect to any products or product candidates of Prosensa or any of its competitors;

•	any recommendations, statements or other pronouncements published or proposed by professional medical organizations or the FDA, the EMA any other governmental authority, or any panel or advisory body empowered or appointed thereby, relating to products or product candidates of Prosensa or any of its competitors, or

•	any change or prospective change in reimbursement or payor rules or policies applicable to products or product candidates of Prosensa or any of its competitors.

Prosensa agreed to keep confidential any proposals made by Parent to revise the terms of the Purchase Agreement, other than in the event of any amendment to the Purchase Agreement and to the extent required by applicable law to be disclosed in any filing with the SEC or otherwise in accordance with the Confidentiality Agreement.

The Purchase Agreement also provides that no Adverse Recommendation Change will change the approval of Prosensa’s Boards for purposes of causing any anti-takeover measure (as defined in the Purchase Agreement) to be applicable to the transactions contemplated by the Purchase Agreement or the Tender and Support Agreements.

For purposes of the Purchase Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (that has not been withdrawn and that did not result from a breach of Prosensa’s non-solicitation obligations under the Purchase Agreement to acquire all of the outstanding Shares or all or substantially all of the consolidated assets of Prosensa and its subsidiaries, which (a) is not subject to a financing condition (and if financing is required, such financing is committed, or is reasonably expected to be committed, to the third party or group making such Acquisition Proposal), (b) is reasonably likely to be consummated on the terms and conditions contemplated thereby, and (c) Prosensa’s Boards determine in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation, is on terms more favorable to Prosensa’s shareholders and other stakeholders than as provided under the Purchase Agreement, in each case taking into account the various legal, financial and regulatory aspects of the proposal, including the financial and financing terms thereof, the likelihood of consummation in a timely manner, and the identity of the third party or group making such proposal.

The Purchase Agreement also obligates Prosensa to, and cause its subsidiaries and their Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any third party and its Representatives conducted prior to the Purchase Agreement with respect to any Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to any Acquisition Proposal. Prosensa agreed to demand that each third party that executed a confidentiality agreement with respect to such third party’s consideration of a possible Acquisition Proposal at any time after January 1, 2014 (other than agreements that have expired by their terms) to immediately return or destroy (and, if applicable, to certify to the same) all confidential information heretofore furnished by Prosensa or its Representatives to such third party or its Representatives.

Indemnification and Insurance. Purchaser and Prosensa have agreed to (1) indemnify, defend and hold harmless, each present and former director, officer or employee, of Prosensa or any of its subsidiaries in respect of acts or omissions occurring at or prior to the Offer Closing to the fullest extent permitted by applicable law or provided under Prosensa’s organizational documents in effect as of the date of the Purchase Agreement, (2) advance and reimburse fees, costs and expenses (including reasonable attorney’s fees and disbursements) incurred by such directors, officers and employees in connection with and prior to the final disposition of such defending indemnifiable claims, subject to the execution by such indemnified person of appropriate undertakings to repay such advancements if it is ultimately determined that such person is not entitled to indemnification and (3) maintain provisions in Prosensa’s organizational documents (or any successor documents) regarding exculpation of liability of directors, indemnification of directors, officers and employees and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in effect as of the date of the Purchase Agreement.

In addition, the Purchase Agreement provides that prior to the Offer Closing, Prosensa will or, if Prosensa is unable to, Parent will cause Prosensa after the Offer Closing to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Prosensa’s existing directors’ and officers’ insurance policies and Prosensa’s existing fiduciary liability insurance policies, in each case for a period of at least six years from and after the Offer Closing with respect to matters prior to the Offer Closing. Prosensa may substitute a policy or policies of at least the same coverage containing terms and conditions that in the aggregate are not less favorable than the coverage provided under Prosensa’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Prosensa or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Offer Closing, from an insurance carrier with the same or better credit rating as Prosensa’s current insurance carrier. In no event will Parent be required to, and Prosensa will not, expend for such policies an annual premium amount in excess of 300% of the amount per annum

Prosensa paid in its last full fiscal year (and if the aggregate premiums of such insurance coverage exceed such amount, Prosensa will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Offer Closing, for a cost not exceeding such amount).

Litigation and Proceedings. Prosensa has agreed to control the defense and/or settlement of any action against Prosensa or any of its directors relating to the Purchase Agreement and the transactions contemplated thereby; provided that Prosensa must give Parent reasonable opportunity to participate, at Parent’s expense, in such action. However, Prosensa agreed that it will not settle any such action without the prior written consent of Parent, which cannot be unreasonably withheld, delayed or conditioned, except no settlement will be effected unless Parent has provided its written consent, which may be withheld in its sole discretion, if the settlement (1) does not include a full and unconditional release of Prosensa Parent, Purchaser and their respective affiliates (to the extent that any such party is a defendant in such action) or (2) exceeds the limits of liability coverage provided for in Prosensa’s existing fiduciary liability insurance policies.

Other Covenants. The Purchase Agreement contains other customary covenants, including, but not limited to, covenants relating to employee matters, public announcements, notices of certain events and confidentiality obligations.

Termination of the Purchase Agreement. The Agreement may be terminated at any time prior to the Closing by:

(1)	mutual written agreement of Prosensa and Parent;

(2)	by either Prosensa or Parent, if:

•	the Offer Closing has not occurred on or before April 30, 2015 (the “End Date”); provided that such right to terminate will not be available to any party whose breach of the Purchase Agreement results in the failure of the Offer Closing to be consummated by such time;

•	there has been any applicable law or permanent injunction or other order issued by a court of competent jurisdiction permanently restraining, making illegal or otherwise prohibiting consummation of the Offer Closing or the Asset Sale and such injunction or other order has become final and non-appealable; or

•	the Offer expires without all of the Offer Conditions having been satisfied and has not been extended by Purchaser; provided that such right to terminate the Purchase Agreement will not be available to any party whose breach of the Purchase Agreement results in the Offer having expired without all of the Offer Conditions having been satisfied; provided, further, that such right to terminate the Purchase will not be available to Parent if Parent has not caused Purchaser to extend the Offer when required under the Purchase Agreement;

(3)	by Parent, if, prior to the Closing:

•

(a) if Prosensa’s Boards (or any committee thereof) has effectuated an Adverse Recommendation Change, (b) Prosensa fails to issue a press release that expressly reaffirms the Boards’ Recommendation within five business days after Prosensa’s receipt of a written request by Parent to provide such reaffirmation (or if the End Date is less than five (but more than two) business days from receipt of such request from Parent, by the close of business on the penultimate business day preceding the End Date) following the date that any third party or group, other than Parent or Purchaser, (i) has made an Acquisition Proposal (other than a tender offer or exchange offer described in clause (c) below) and the existence of such Acquisition Proposal becomes publicly known (and not publicly withdrawn) or (ii) has publicly announced an intention (whether or not conditional) (and not publicly withdrawn such intention) to make an Acquisition Proposal or the existence of an intention to make an Acquisition Proposal has otherwise become publicly known (provided that Parent may only request such reaffirmation once for any Acquisition Proposal or any material change thereto), (c) any tender offer or exchange offer that constitutes an Acquisition Proposal is commenced (and not withdrawn), and Prosensa’s Boards have not recommended that

Prosensa’s shareholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within ten business days after commencement of such tender offer or exchange offer or (d) Prosensa beaches its non-solicitation obligations under the Purchase Agreement in any material respect (other than inadvertent breaches); or

•	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Prosensa set forth in the Purchase Agreement has occurred that would cause the cause the Offer Conditions regarding the accuracy of Prosensa’s representations and warranties and covenants to not be satisfied and is incapable of being cured by the End Date or, if curable, is not cured by Prosensa by the earlier of (a) 30 days after receipt by Prosensa of written notice of such breach or failure and (b) the Expiration Date; provided that, at the time at which Parent or Purchaser would otherwise exercise such termination right, Parent and Purchaser are not in material breach of its or their obligations under the Purchase Agreement;

(4)	by Prosensa if, prior to the Closing:

•	Prosensa’s Boards authorize Prosensa to enter into an Alternative Acquisition Agreement concerning a Superior Proposal, but only if Prosensa is permitted to accept such Superior Proposal in accordance with its non-solicitation obligations under the Purchase Agreement; provided that concurrently with such termination, Prosensa enters into the Alternative Acquisition Agreement and pays the Termination Fee;

•	a breach in any material respect of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Purchaser set forth in the Purchase Agreement has occurred that (a) has or would reasonably be expected to have a Parent Material Adverse Effect and (b) is incapable of being cured by the End Date or, if curable, is not cured by Parent or Purchaser by the earlier of (i) 30 days after receipt by Prosensa of written notice of such breach or failure and (ii) the Expiration Date; provided that, at the time at which Prosensa would otherwise exercise such termination right, Prosensa is not in material breach of its obligations under the Purchase Agreement;

•	Purchaser had not commenced the Offer within the later of (1) fifteen business days following the date of the Purchase Agreement or (2) five business days following satisfaction or waiver of the pre-launch condition; or

•	the Offer has expired and not been extended by Purchaser in violation of the Purchase Agreement, or Purchaser fails to accept for payment within three business days following the Expiration Date all Shares validly tendered and not validly withdrawn pursuant to the Offer, and Purchaser has not cured such failure within five business days after receipt by Prosensa of written notice of such failure.

The party desiring to terminate the Purchase Agreement must give notice of such termination to the other party.

Effect of Termination.

If the Purchase Agreement is terminated in accordance with its terms, the Purchase Agreement will become null and void and (other than certain provisions regarding termination, the Termination Fee and other miscellaneous provisions) there will be no liability under the Purchase Agreement on the part of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to another; provided that, if such termination results from the intentional (1) failure of either party to fulfill a condition to the performance of the obligations of the other party or (2) failure of either party to perform a covenant thereof, such party will be fully liable for any and all liabilities and damages (which the parties acknowledge and agreed would not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by a party or a party’s shareholders, which will be deemed in such event to be damages of such party) incurred or suffered by the other party as a result of such failure.

Termination Fees. Prosensa has agreed to pay Parent a termination fee of $23.8 million if:

•	the Purchase Agreement is terminated by Parent because (a) Prosensa’s Boards (or any committee thereof) make an Adverse Recommendation Change, (b) Prosensa fails to issue a press release that expressly reaffirms the Boards’ Recommendation within five business days after Prosensa’s receipt of a written request by Parent to provide such reaffirmation (or in certain circumstances, by the close of business on the penultimate business day preceding the End Date) following the date that any third party or group, other than Parent or Purchaser, (i) has made an Acquisition Proposal (other than as described in clause (c) below) and the existence of such Acquisition Proposal becomes publicly known (and not publicly withdrawn) or (ii) has publicly announced and not publicly withdrawn an intention to make an Acquisition Proposal or the existence of such intention has otherwise become publicly known (provided that Parent may only request such reaffirmation once for any Acquisition Proposal or any material change thereto), (c) any tender offer or exchange offer that constitutes an Acquisition Proposal is commenced and not withdrawn, and Prosensa’s Boards have not recommended that Prosensa’s shareholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within ten business days after commencement of such tender offer or exchange offer or (d) Prosensa beached its non-solicitation obligations under the Purchase Agreement in any material respect (other than inadvertent breaches);

•	the Purchase Agreement is terminated by Prosensa because Prosensa’s Boards authorized Prosensa to enter into an Alternative Acquisition Agreement concerning a Superior Proposal, where Prosensa was permitted to accept such Superior Proposal in accordance with its non-solicitation obligations under the Purchase Agreement, and Prosensa enters into the Alternative Acquisition Agreement concurrent with such termination; or

•	the Purchase Agreement is terminated under specified circumstances if between signing and closing a publicly disclosed Acquisition Proposal to acquire Prosensa is announced and, within 12 months after such termination, Prosensa consummates or enters into an agreement with respect to certain alternative transactions.

The Termination Fee will be paid, in the case of a termination by Parent, within one business day after such termination and, in the case of a termination by Prosensa, immediately before and as a condition to such termination.

In the event that Prosensa fails to pay the Termination Fee when due, Prosensa agreed to reimburse Parent and Purchaser for all reasonable costs and expenses actually incurred or accrued by them (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of the provisions of the Purchase Agreement relating to the Termination Fee, together with interest on the Termination Fee at the prime rate as quoted on the Bloomberg screen (PRIMBB Index) in effect on the date such payment was required to be made through the date of payment plus 2% per annum.

Specific Performance. The parties to the Purchase Agreement agreed that they will be entitled to an injunction or injunctions to prevent breaches of the Purchase Agreement and to enforce specifically the terms and provisions therein, in any state or United States federal court located in the County of New York, New York, United States, in addition to any other remedy to which they are entitled at law or in equity.

Fees and Expenses. Except as provided in the section entitled “Termination Fees,” all costs and expenses incurred in connection with the Purchase Agreement and the transactions contemplated by the Purchase Agreement must be paid by the party incurring such expenses.

Amendment. The Purchase Agreement may not be amended except by an instrument in writing signed by the parties thereto.

Governing Law. The Purchase Agreement is governed by the laws of the State of New York.

Convertible Promissory Note

Pursuant to the Purchase Agreement, on November 26, 2014, Prosensa issued and sold to BioMarin Falcons, and BioMarin Falcons purchased from Prosensa, a convertible promissory note in the principal amount of €40,355,125.10 (the “Convertible Promissory Note”). Under limited circumstances, the Convertible Promissory Note is convertible into 4,395,914 Shares (as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change, the “Conversion Shares”), constituting 12.2% of the outstanding Shares (assuming 36,141,379 Shares issued and outstanding as of December 10, 2014, as advised by Prosensa). The Convertible Promissory Note accrues interest at an annual rate of 6%, which will become payable upon the earliest to occur of prepayment, a bankruptcy of Prosensa, a failure of Prosensa to comply with the conversion provisions in the Convertible Promissory Note or November 26, 2017. An event of default will be deemed to occur upon (1) Prosensa’s failure to comply in all material respects with the conversion provisions of the Convertible Promissory Note or (2) the liquidation, dissolution or bankruptcy of Prosensa. If the Purchase Agreement is terminated pursuant to its terms, then the entire balance of the Convertible Promissory Note then outstanding will automatically be converted at such time into the Conversion Shares.

BioMarin Falcons has agreed that, other than as permitted by the terms of the Convertible Promissory Note, it will not (1) offer to transfer any or all of the Conversion Shares or any interest therein without the prior written consent of Prosensa, (2) enter into any contract, option or other agreement with respect to any transfer of any or all Conversion Shares or any interest therein, (3) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Conversion Shares inconsistent with BioMarin Falcons’ voting obligations under the Purchase Agreement, or (4) deposit any or all of the Conversion Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Conversion Shares inconsistent with BioMarin Falcons’ voting obligations under the Purchase Agreement.

BioMarin Falcons has further agreed that if (1) the Purchase Agreement is terminated because Prosensa’s Boards authorize Prosensa to enter into a Superior Proposal and (2) BioMarin Falcons receives a termination fee under the Purchase Agreement, then BioMarin Falcons will vote the Conversion Shares in favor of the transactions contemplated by such Superior Proposal at any meeting of Prosensa’s shareholders and, if applicable, will tender (and not withdraw) the Conversion Shares promptly, and in any event no later than ten business days, following the commencement of any tender offer pursuant to such Superior Proposal. If the Purchase Agreement is terminated for any other reason, then from and after such termination, BioMarin Falcons may transfer, dispose or assign the Conversion Shares in compliance with applicable law, but may not transfer more than 10% of Prosensa’s daily trading volume of the Shares on NASDAQ (other than to affiliates).

Tender and Support Agreements

As an inducement to Prosensa’s and BioMarin Falcons’ willingness to enter into the Purchase Agreement, Parent and BioMarin Falcons entered into tender and support agreements (the “Tender and Support Agreements”) with each of LSP Prosensa Pooling B.V., New Enterprise Associates 13, L.P., Hans Schikan, Luc Dochez, Daan Ellens, Giles Campion and Berndt Modig (collectively, the “Committed Shareholders”) pursuant to which the Committed Shareholders agreed to tender all Shares owned by such Committed Shareholders into the Offer, promptly, and in any event no later than ten business days following the commencement of the Offer. The Committed Shareholders collectively hold 13,541,261 Shares, constituting 37.5% of the outstanding Shares (assuming 36,141,379 Shares issued and outstanding as of December 10, 2014, as advised by Prosensa).

Upon the Committed Shareholder’s tender of their 13,541,261 Shares pursuant to the Tender and Support Agreements, approximately 37.5% of the issued and outstanding Shares will have been tendered in the Offer. Accordingly, the Minimum Condition to the Offer will be satisfied if an additional approximately 42.5% of the outstanding Shares are validly tendered and not withdrawn. In the Tender and Support Agreements, the Committed Shareholders have agreed to vote their Shares to, among other things, approve the Purchase Agreement, approve the Asset Sale and any other forms of the Post-Closing Reorganization at the extraordinary general meeting or any other meeting of Prosensa’s shareholders and to vote against any alternative acquisition proposal made by a third party.

Pursuant to the Tender and Support Agreements, the Committed Shareholders agreed to vote all of their Shares (1) to approve the Purchase Agreement, (2) to approve the Post-Closing Reorganization, (3) to accept resignation from, and provide discharge to, the existing members of Prosensa’s Boards and appoint such new members to Prosensa’s Boards as designated by BioMarin Falcons to replace such resigning directors effective as of, and conditional upon, the Offer Closing, (4) against any alternative transaction or any proposal relating to an alternative transaction, (5) against any acquisition agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Prosensa (other than the Purchase Agreement or the transactions contemplated thereby), (6) against any proposal, action or agreement that would reasonably be expected to prevent or nullify any provision of the Tender and Support Agreements, result in any of the conditions to the Purchase Agreement not being fulfilled or prevent or materially delay the consummation of the Offer or the Asset Sale contemplated by the Post-Closing Reorganization, and (7) to approve any other matter submitted by Prosensa for shareholder approval at Prosensa’s extraordinary general meeting of shareholders at the request of BioMarin Falcons and related to the transactions contemplated by the Purchase Agreement, provided, however, that Prosensa’s boards have recommended that the shareholders of Prosensa vote to approve such proposal at such extraordinary general meeting.

In addition, the Committed Shareholders have agreed that they will not, other than pursuant to the Tender and Support Agreements, (1) transfer, offer to transfer, or consent to any transfer of any or all of the Committed Shareholders’ Shares or any interest therein without the prior written consent of Prosensa, (2) enter into any contract, option or other agreement with respect to any transfer of any or all the Committed Shareholders’ Shares or any interest therein, (3) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of Committed Shareholders’ Shares inconsistent with the Committed Shareholder’s voting or consent obligations under the Tender and Support Agreements, or (4) deposit any or all of the Committed Shareholders’ Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Committed Shareholders’ Shares inconsistent with the Committed Shareholder’s voting or consent obligations.

The Committed Shareholders have also agreed in the Tender and Support Agreements to (1) cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Purchase Agreement with respect to any acquisition proposal made by a third party or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal, and (2) not, directly or indirectly, (a) solicit, initiate or knowingly take any action, to facilitate an alternative transaction (including by way of furnishing or providing access to non-public information to a third party), (b) except to the extent Prosensa is permitted to do so under the Purchase Agreement, enter into or participate in any discussions or negotiations with any third party with respect to an alternative transaction or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an alternative transaction, (c) furnish any information relating to Prosensa or its subsidiaries or afford access to the business, properties, assets, books or records of Prosensa or its subsidiaries to or otherwise knowingly cooperate in any way with any third party that has made an acquisition proposal or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an alternative transaction or (d) publicly propose to do any of the foregoing.

The Tender and Support Agreements may be terminated upon (1) the mutual written agreement of Prosensa and the Committed Shareholder, (2) the Offer Closing, (3) the acquisition by Prosensa or BioMarin Falcons of 100% of the Shares on a fully diluted basis, (4) the termination of the Purchase Agreement in accordance with its terms or (5) the date on which there is any material modification, waiver or amendment to the Purchase Agreement in a manner that decreases the Offer Price or changes the form of the Offer consideration.

CVR Agreement

Prior to the Offer Closing, Parent and BioMarin Falcons will enter into the CVR Agreement with a rights agent governing the terms of the CVRs. The former holders of Shares and Options (subject to certain requirements in the case of Options with strike prices greater than the amount of the Cash Consideration) to purchase Shares will be entitled to receive one CVR for each Share acquired by Purchaser in the Offer or converted into the right to receive the Offer Price (or, in the case of Options, for each Share that would have been issuable upon the exercise thereof). Each CVR represents the right to receive the following cash payments, if any, without interest and less any applicable withholding taxes, if the applicable product approval milestone is achieved, as follows:

•	Each CVR holder will be entitled to receive $2.07 per CVR, payable by BioMarin Falcons if, prior to 11:59 New York City time on May 15, 2016, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval from the FDA of a “new drug application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the United States for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions; and

•	Each CVR holder will be entitled to receive $2.07 per CVR, payable by BioMarin Falcons if, prior to 11:59 p.m. New York City time on February 15, 2017, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval by the European Commission of a “marketing authorisation application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the European Union for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions.

BioMarin Falcons has agreed to use, and to cause its affiliates to use, Diligent Efforts to achieve the milestones within the applicable milestone periods. However, there can be no assurance that approvals will occur or that any or all of the payments in respect of the CVRs will be made, and a failure to achieve either milestone in and of itself may be consistent with using Diligent Efforts. For purposes of the CVR Agreement, “Diligent Efforts” means carrying out those obligations and tasks that comprise a level of effort and expenditure of resources that is consistent with commercially reasonable practices normally and typically devoted by Parent in connection with the development and commercialization of a product owned or controlled by Parent which is, at the time of measurement of the level of effort and expenditure of resources, similarly situated (including with respect to market potential and sales potential), and at a stage of development or commercialization similar, to Prosensa’s drisapersen product, based on conditions then prevailing and reasonably expected to occur and reasonably taking into account, without limitation, issues of safety and efficacy, anticipated pricing and reimbursement rates, costs, labeling, pricing reimbursement, the competitiveness of alternative products in the marketplace, the patent and other proprietary position of Prosensa’s drisapersen product and such other competitive products (including applicable intellectual property rights), the likelihood of and requirements for regulatory approval and other relevant scientific, technical, legal and commercial factors.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable or evidenced by a certificate, except that a CVR is transferable (1) upon death by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (2) pursuant to a court order, (3) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (4) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company, or (5) to Parent, BioMarin Falcons or their affiliates, (6) or upon abandonment by the holder.

Parent has guaranteed BioMarin Falcons’ obligations under the CVR Agreement, including the payment of the milestones when and if such payments become due.

Pursuant to the Purchase Agreement and the CVR Agreement, the parties to the Purchase Agreement and the CVR Agreement have agreed or will agree, as applicable, to treat and report any CVR payments (except to the extent of any imputed interest) for all tax purposes as additional consideration for the sale of Shares pursuant to the Offer or Post-Closing Reorganization, except as required by applicable law. See Section 5 – “Certain Material United States Federal Income Tax Consequences.”

Mutual Non-Disclosure Agreement

In connection with the process leading to the execution of the Purchase Agreement, Parent and Prosensa entered into the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Parent agreed, subject to customary exceptions, to keep confidential any confidential information concerning Prosensa furnished from Prosensa to Parent or its representatives and Parent agreed to use such confidential information solely for the purpose of evaluating a possible transaction with Prosensa.

12. Purpose of the Offer; Plans for Prosensa.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire all of Prosensa’s outstanding equity interests so that it will own and control all of Prosensa’s current business. The Offer and the Subsequent Offering Period, as the first step in the acquisition of Prosensa, are intended to facilitate the acquisition of all outstanding Shares. The purpose of the Asset Sale or any other transaction constituting the Post-Closing Reorganization is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer and the Subsequent Offering Period or all of Prosensa’s business. If the Offer Closing occurs, Purchaser intends to consummate a Post-Closing Reorganization as described below.

If you sell your Shares in the Offer or in the Subsequent Offering Period, you will cease to have any equity interest in Prosensa or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Asset Sale, a statutory buy-out or any other transaction constituting the Post-Closing Reorganization is consummated, you also will no longer have an equity interest in Prosensa. Similarly, after selling your Shares in the Offer or during the Subsequent Offering Period or following the Asset Sale or any other transaction constituting the Post-Closing Reorganization, you will not bear the risk of any decrease in the value of Prosensa that occurs following the completion of the sale or redemption of your Shares.

Post-Closing Reorganization. The Purchase Agreement provides, among other things, that upon or promptly following the closing of the Subsequent Offering Period, Purchaser will complete the Post-Closing Reorganization of Prosensa and its subsidiaries. As part of the Post-Closing Reorganization, BioMarin Falcons may complete the Asset Sale, followed by the dissolution and liquidation, each as described below, which may include, at Parent’s request, the amendment of the Articles of Association of Prosensa to permit the creation, among other things, of separate classes of shares of Prosensa. Purchaser may, alternatively, commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with the Statutory Buy-Out Proceedings described below, or if Parent determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an Asset Sale or a statutory buy-out of Shares, subject to the prior approval of the Independent Directors, any other measure constituting a Post-Closing Reorganization. The minority shareholders will not have the right to require Purchaser to buy their Shares.

The Asset Sale and the subsequent dissolution and liquidation of Prosensa will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving, for each Share then held, cash and CVRs in an amount equal to the Offer Price, in each case, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or any other applicable withholding taxes. Purchaser may decide to commence an alternative Post-Closing Reorganization, including by Statutory Buy-Out Proceedings as described further below. The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

As a result of the Offer and the Post-Closing Reorganization, it is anticipated that Prosensa will cease to be a publicly traded company and will be liquidated or become wholly-owned by Purchaser.

In addition, Purchaser, subject to and in accordance with applicable laws, intends to cause Prosensa to (1) delist the Shares from the NASDAQ, (2) terminate Prosensa’s obligation to file reports under the Exchange Act, pending termination of registration of the Shares under the Exchange Act and (3) terminate the registration of the Shares under the Exchange Act.

Asset Sale and Dissolution and Liquidation.

Pursuant to the Asset Sale, promptly after the closing of the Subsequent Offering Period, Prosensa will sell and transfer all of its assets (including (i) at the discretion of BioMarin Falcons, the shares of its subsidiaries and (ii) any tax attributes to the extent transferrable) to BioMarin Falcons or one or more of its designees for aggregate consideration equal to (1) a note payable from BioMarin Falcons or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Offer Closing (which note will be prepayable without penalty or premium but will require BioMarin Falcons to pay to Prosensa, on or promptly following the end of the Subsequent Offering Period an amount of such note equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (2) a convertible note from BioMarin Falcons that is convertible into an aggregate number of CVRs that is equal to the total number of outstanding Shares as of the Offer Closing (which convertible note will be prepayable without penalty or premium but will require BioMarin Falcons to become obligated to Prosensa (or its designated shareholders), on or promptly following the end of the Subsequent Offering Period, to issue an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period), and (3) the assumption by BioMarin Falcons or its designees of all liabilities and obligations of Prosensa, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of BioMarin Falcons or its designees to fully indemnify and hold harmless Prosensa with respect to all such assumed liabilities and obligations). Following the Asset Sale, BioMarin Falcons intends to cause Prosensa to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the proceeds of the Asset Sale being distributed by means of a liquidation distribution or an advance distribution such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes. Although it is intended that the liquidator will make one single advance payment equal to the Offer Price per Share held by a Shareholder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes, the liquidator may delay all or part of the payment as a result of material unforeseen circumstances.

The liquidator will be appointed at the EGM in accordance with section 2:19 of the DCC. Subject to shareholder approval at the EGM, Prosensa has proposed that Stichting Prosensa, a foundation (stichting) organized and existing under the laws of the Netherlands (the “Foundation”) will be appointed as the liquidator to carry out the liquidation of the assets once Prosensa’s dissolution has become effective. BioMarin Falcons has incorporated the Foundation and has appointed Prosensa as the sole member of the board of the Foundation. Upon the Offer Closing, Prosensa will be replaced (as the sole board member of the Foundation) by the managing directors of Prosensa proposed for appointment in the EGM. BioMarin Falcons may, subject to the approval of the Independent Directors, replace board members of the Foundation and appoint another party as board member of the Foundation to complete the liquidation.

Statutory Buy-Out Proceedings.

Pursuant to Dutch law, as soon as Purchaser and its affiliates, other than Prosensa, hold for their own account at least 95% or more of the Shares, Purchaser and such affiliates may institute Statutory Buy-Out Proceedings against the other shareholders of Prosensa (the “Minority Shareholders”), in accordance with Section 2:92a or 2:201a of the DCC, in order to force the Minority Shareholders to transfer the Shares they hold which were not tendered and accepted in the Offer (the “Minority Shares”). Statutory Buy-Out Proceedings may be initiated at any time upon fulfillment of the 95% ownership condition. Statutory Buy-Out Proceedings are held before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”). Purchaser and its affiliates reserve the right to amend Prosensa’s Articles of Association to provide that the Shares will no longer be registered shares (aandelen op naam) but bearer shares (aandelen aan toonder). BioMarin Falcons may decide to complete the Asset Sale even if Purchaser acquires 95% or more of the Shares pursuant to the Offer and Statutory Buy-Out Proceedings are available.

The Purchase Agreement requires that in connection with Statutory Buy-Out Proceedings, Purchaser must offer each holder of Shares (or such holder must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR (the “Buy-Out Price”). The Dutch Court may appoint one or three experts to advise it on the value of the Minority Shares. If the Dutch Court sets the Buy-Out Price to be paid for the Minority Shares, such Buy-Out Price will be increased with the statutory interest rate applicable in the Netherlands (currently 3% per annum) for the period between the date the Buy-Out Price is determined by the Dutch Court and the date of payment of the Buy-Out Price to the Minority Shareholders. However, any dividends or other distributions made by Prosensa to its shareholders during that period will be deemed to be partial payments towards the Buy-Out Price. The Minority Shareholders will not have the right to require Purchaser to buy their Shares in Statutory Buy-Out Proceedings.

Other Post-Closing Reorganization Measures.

If Parent determines that it is not reasonably practicable to effectuate the Post-Closing Reorganization pursuant to the Asset Sale or Statutory Buy-Out Proceedings, then Purchaser will use its reasonable best efforts to acquire 100% of Prosensa via another permitted method approved by the Independent Directors, which methods may include:

•	a subsequent public tender offer for any Prosensa ordinary shares held by minority shareholders;

•	a statutory cross-border or domestic (bilateral or triangular) legal merger (juridische driehoeks-fusie) in accordance with article 2:309 et seq of the DCC between Prosensa, Purchaser, and any of Purchaser’s affiliates;

•	a statutory legal demerger (juridische splitsing) of Prosensa in accordance with article 2:334a et seq of the DCC;

•	a contribution of cash and/or assets by Purchaser or any of its affiliates in exchange for ordinary shares or preference shares in Prosensa’s share capital, in which the pre-emptive rights (voorkeursrechten), if any, of minority shareholders of Prosensa may be excluded;

•	a distribution of proceeds, cash and/or assets to the shareholders of Prosensa or share buybacks;

•	a sale and transfer of assets and liabilities by Purchaser or any of its affiliates to Prosensa or any of its affiliates, or a sale and transfer of assets and liabilities by Prosensa or any of its affiliates to Purchaser or any of its affiliates;

•	the conversion of Prosensa into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid);

•	any transaction between Prosensa and Purchaser or their respective affiliates at terms that are not at arm’s length;

•	any transaction, including a sale and/or transfer of any material asset, between Prosensa and its affiliates or between Prosensa and Purchaser or their respective affiliates with the objective of utilizing any carry forward tax losses available to Prosensa, Purchaser or any of their respective affiliates;

•	amending Prosensa’s articles of association;

•	any combination of the foregoing; or

•	any transactions, restructurings, share issues, procedures and/or proceedings in relation to Prosensa and/or one or more of its affiliates required to effect the aforementioned objectives.

In the implementation of any measure, due consideration will be given to the interests of all stakeholders including any minority shareholders of Prosensa, and the requirement for the members of the supervisory board of Prosensa to form their independent view of the relevant matter.

It is possible that Purchaser may not be able to implement any proposed Post-Closing Reorganization promptly after the Offer Closing, that such Post-Closing Reorganization may be delayed or that such Post-Closing Reorganization may not be able to take place at all. This will depend on, among other things, the percentage of Shares tendered in the Offer and the means available in a particular jurisdiction to achieve the objective of enabling Purchaser (and/or its affiliates) to acquire all of the issued and outstanding Shares, taking into account options available under the applicable provisions of Dutch or other applicable law. In addition, any Post-Closing Reorganization could be the subject of litigation, and a court could delay the Post-Closing Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Closing Reorganization, the consideration that shareholders receive therein may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

Appraisal Rights. Under Dutch law or otherwise, holders of Prosensa’s Shares are not entitled to appraisal rights with respect to the Offer (including the Subsequent Offering Period). However, in the event that upon the Offer Closing or after the Subsequent Offering Period, Purchaser (together with its affiliates, other than Prosensa) holds 95% or more of the Shares and BioMarin Falcons does not complete the Asset Sale and subsequent dissolution and liquidation of Prosensa, Purchaser may acquire the remaining Shares not tendered by means of Statutory Buy-Out Proceedings. The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR. The minority shareholders will not have the right to require Purchaser to buy their Shares.

Plans for Prosensa. Parent will evaluate the business and operations of Prosensa during the pendency of the Offer and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Prosensa’s former business, operations, capitalization and management with a view to optimizing development of the potential of Prosensa’s former business.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Prosensa, on the one hand, and Parent, Purchaser or Prosensa, on the other hand, existed as of the date of the Purchase Agreement, and the Offer is not conditioned upon any executive officer or director of Prosensa entering into any such agreement, arrangement or understanding.

It is possible that certain members of Prosensa’s current management team will enter into new employment arrangements with Prosensa after the Offer Closing. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the Offer Closing and will not become effective until the time the Post-Closing Reorganization is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5 million or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these criteria, the listing of Shares on NASDAQ would be discontinued and the market for the Shares will be adversely affected. In the event the Shares were no longer listed on NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Prosensa to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Prosensa to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Prosensa. Furthermore, the ability of “affiliates” of Prosensa and persons holding “restricted securities” of Prosensa to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. We intend and will cause Prosensa to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Post-Closing Reorganization, the registration of the Shares under the Exchange Act will be terminated following the consummation of Post-Closing Reorganization.

14. Dividends and Distributions.

The Purchase Agreement provides that from the date thereof to the consummation of the Offer, without the prior written consent of Purchaser, Prosensa will not, and will not allow its subsidiaries, unless required by Purchase Agreement or relevant law, to, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock or other securities, property or otherwise, with respect to any of Prosensa’s capital stock.

15. Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Purchase Agreement, but subject to compliance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to accept and pay for or return tendered shares of Prosensa after the termination of the Offer, Purchaser will not be required to accept for purchase or pay for any Prosensa Shares, unless each of the following conditions has been satisfied or waived in accordance with the Purchase Agreement (collectively, the “Offer Conditions”):

•	there has been validly tendered in accordance with the terms of the Offer and not validly withdrawn at least a number of Shares that, together with the Shares owned by Purchaser or Parent (excluding Shares tendered pursuant to notices of guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Date), would represent 80% of the Shares outstanding immediately prior to the Expiration Date (the “Minimum Condition”);

•	the expiration or termination of any applicable waiting period under the HSR Act;

•	that no law, regulation, order, or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the Offer Closing or the Asset Sale or the subsequent distribution and liquidation is in effect;

•	(i) the representations and warranties of Prosensa in the Purchase Agreement regarding Prosensa’s organization, existence and standing under the laws of the jurisdictions in which its business is being conducted, its corporate power and authority relative to the Purchase Agreement and the contemplated transactions and finders’ and brokers’ fees, are true in all material respects as of the date of the Purchase Agreement and as of the Expiration Date as if made at such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which must be true only as of such other specified time), (ii) certain of the representations and warranties of Prosensa contained in the Purchase Agreement regarding Prosensa’s capitalization are true in all but de minimis respects (relative to the magnitude of the aggregate consideration payable by Parent or Purchaser in connection with the Offer and the Post-Closing Reorganization) as of the date of the Purchase Agreement and as of the Expiration Date as if made at such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which must be true only as of such time), (iii) the representations and warranties of Prosensa contained in the Purchase Agreement that are qualified by “Company Material Adverse Effect” (as defined below) are true in all respects as of the date of the Purchase Agreement and as of the Expiration Date as if made at such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which must be true only as of such time), and (iv) all other representations and warranties (disregarding for this clause (iv) any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties) of Prosensa contained in the Purchase Agreement must be true at and as of the date of the Purchase Agreement and as of the Expiration Date if made at such time (other than any such representations and warranty that by its terms addresses matters only as another specified time, which must be true only as of such time), with only such exceptions in the case of clause (iv) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	Prosensa has performed or complied with in all material respects its obligations, agreements and covenants under the Purchase Agreement prior to the Expiration Date;

•	Prosensa has obtained the Boards’ Recommendation and the Shareholder Approvals;

•	since the date of the Purchase Agreement, a Company Material Adverse Effect has not occurred;

•	the resignations of all but two directors from Prosensa’s Boards has been obtained in accordance with the Purchase Agreement;

•	Prosensa has delivered to Parent a certificate signed by a managing director of Prosensa dated as of the date on which the Offer expires certifying that the Offer Conditions specified in the fourth through sixth bullets listed above (regarding Prosensa’s representations and warranties and covenants under the Purchase Agreement, and Boards Recommendation and Shareholder Approvals) have been satisfied;

•	No anti-takeover measure (as defined in the Purchase Agreement) has been implemented by Prosensa in relation to the Offer or the Tender and Support Agreements; and

•	the Purchase Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Purchase Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in its sole discretion, in each case subject to the terms of the Purchase Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right is deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Prosensa with the SEC and other information provided by Prosensa, we are not aware of any governmental license or regulatory permit that appears to be material to Prosensa’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Prosensa’s business, any of which under certain conditions specified in the Purchase Agreement, could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Purchase Agreement.

Purchaser and Prosensa intend filed their Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on December 8 2014. Under the HSR Act, Purchaser’s purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Purchaser of the Premerger Notification and Report Form (i.e., December 23, 2014), unless (1) the waiting period is earlier terminated or extended by the FTC or the Antitrust Division or (2) Purchaser pulls and re-files its Premerger Notification and Report Form before the expiration of the initial 15 calendar day waiting period, or (3) the FTC or the Antitrust Division extend the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser pulls and re-files the Premerger Notification and Report Form, the waiting period will restart and will expire 15 calendar days following the re-filing of the Premerger Notification and Report Form unless the waiting period is earlier terminated by the FTC or the Antitrust Division, and unless the FTC or the Antitrust Division extend the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase

Agreement would be extended until 10 calendar days following the date of substantial compliance by Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period following substantial compliance with the Second Request by Purchaser, the waiting period could be extended only by court order or with Purchaser’s consent. In practice, complying with a Second Request can take a significant period of time. Although Prosensa is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Prosensa’s failure to make those filings nor a request for additional documents and information issued to Prosensa from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Purchase Agreement.

The FTC and the Antitrust Division will review the legality under the antitrust laws of Purchaser’s proposed acquisition of Prosensa. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Prosensa, or any of their respective subsidiaries or affiliates or requiring other conduct relief.

Each of Parent and Prosensa has agreed under the Purchase Agreement to use their respective reasonable best efforts to consummate the transactions contemplated by the Purchase Agreement, including the Offer, the Offer Closing, the Asset Sale and the Post-Closing Reorganization, including (1) preparing and filing as promptly as practicable with any third party all documentation to effect all necessary filings, notices, and registrations and (2) obtaining and maintain all approvals, consents, permits, or other authorizations required from any third party to consummate the transactions contemplated by the Purchase Agreement.

In furtherance of the foregoing, Purchaser and Prosensa have agreed in the Purchase Agreement (1) to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act, and (2) to not extend any waiting period under the HSR Act or enter into any agreement with the FTC or Antitrust Division not to consummate the transactions contemplated by the Purchase Agreement without the prior written consent of the other parties to the Purchase Agreement. At the request of Parent, Prosensa will agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Prosensa or any of its subsidiaries (but, absent such request, Prosensa will not take any such action), provided that any such action is conditioned upon consummation of the Offer. Purchaser and Prosensa have agreed to (a) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any state Attorney General or any other governmental authority and, subject to applicable law, permit the other party to review in advance any proposed written communication to any such governmental authority, (b) to the extent practicable, not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with the Purchase Agreement unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate, and (c) furnish the other party with copies of all correspondence, filings and communications between them and their affiliates and their respective representatives on the one hand, and any government or regulatory authority or members of their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with the Purchase Agreement.

United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the Offer Closing. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer. See Section 15 —“Certain Conditions of the Offer.”

Prosensa and Purchaser are not aware of any other pre-closing antitrust or competition law filings required in connection with the Offer or the other transactions contemplated by the Purchase Agreement.

17. Appraisal rights.

Under Dutch law or otherwise, holders of Prosensa’s Shares are not entitled to appraisal rights with respect to the Offer (including the Subsequent Offering Period). However, in the event that upon the Offer Closing or after the Subsequent Offering Period, Purchaser (together with its affiliates, other than Prosensa) holds 95% or more of the Shares and BioMarin Falcons does not complete the Asset Sale and subsequent dissolution and liquidation of Prosensa, Purchaser may acquire the remaining Shares not tendered by means of Statutory Buy-Out Proceedings. The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR. The minority shareholders will not have the right to require Purchaser to buy their Shares.

18. Fees and Expenses.

Parent and Purchaser have retained Morrow & Co., LLC to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Prosensa is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of Prosensa’s supervisory board and management board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Prosensa” above.

BioMarin Falcons B.V.

BioMarin Giants B.V.

December 12, 2014

SCHEDULE I

INFORMATION RELATING TO PURCHASER AND PARENT

Information Concerning Directors and Executive Officers of Parent

Parent. The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of BioMarin Pharmaceuticals Inc. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within BioMarin Pharmaceuticals Inc. The business address of each of these individuals is c/o 770 Lindaro Street, San Rafael, California 94901, and the business phone number of each is (415) 506-6700. Except as otherwise indicated below, each of the persons listed below is a U.S. citizen.

Board of Directors

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Jean-Jacques Bienaimé	Mr. Bienaimé joined BioMarin in May 2005 as Chief Executive Officer and member of the Board of Directors, bringing with him over 25 years of experience in the biotechnology and pharmaceutical industries. From November 2002 to April 2005, Mr. Bienaimé served as Chairman, Chief Executive Officer, and President of Genencor, a biotechnology company focused on industrial bioproducts and targeted cancer biotherapeutics. Under his leadership, Genencor’s revenues increased substantially to over $400 million and shareholder value increased dramatically, culminating in the sale of the company to Danisco in the spring of 2005 for an enterprise value of over $1.2 billion. From 1998 to late 2002, Mr. Bienaimé served as Chairman, Chief Executive Officer and President of Sangstat Medical Corporation, an immunology-focused biotechnology company that he guided to profitability prior to its acquisition by Genzyme Corporation. From 1992 to 1998, Mr. Bienaimé held several senior management positions at Rhone-Poulenc Rorer Pharmaceuticals (now Sanofi-Aventis), culminating in the position of Senior Vice President of Worldwide Marketing and Business Development responsible for, among other things, the launch of Lovenox® (for the prevention of pulmonary embolism and treatment of unstable angina) in the United States and Taxotere® (for breast and lung cancer) worldwide. Earlier in his career, he worked at Genentech, Inc. where he was involved in the launch of tissue plasminogen activator (t-PA) for the treatment of heart attacks.

Mr. Bienaimé currently serves on the boards of Vital Therapies, Inc., a biotechnology company, and The Biotech Industry Organization. He received an M.B.A. from the Wharton School at the University of Pennsylvania and a degree in economics from the École Supérieure de Commerce de Paris. Mr. Bienaimé is also a citizen of France.

Kenneth M. Bate	Kenneth M. Bate joined the Board in September 2010. Mr. Bate is currently an independent consultant. From May 2009 to January 2012, Mr. Bate served as President and Chief Executive Officer of Archemix, Inc., a privately-held biotechnology company engaged in discovering and developing aptamer therapeutics to treat chronic and acute diseases. In

March 2011, he was elected Non-Executive Chairman of Cubist Pharmaceuticals, Inc., a biopharmaceutical company. From 2006 to April 2009, Mr. Bate served in various positions at NitroMed, Inc., a pharmaceutical company, most recently as President and Chief Executive Officer. From 2002 to 2005, Mr. Bate served as Chief Financial Officer of Millennium Pharmaceuticals where he headed the commercial organization. Prior to joining Millennium Pharmaceuticals, Mr. Bate co-founded JSB Partners, LLC, a banking and advisory services firm for biopharmaceutical and life sciences companies. From 1990 to 1996, he was with Biogen (now Biogen Idec), a biotechnology company, first as their Chief Financial Officer and then as head of the commercial organization responsible for launching its multiple sclerosis business. Mr. Bate received his B.A. in Chemistry from Williams College and his M.B.A. from the Wharton School at the University of Pennsylvania. He is currently serving on the boards of three public companies, AVEO Pharmaceuticals, Inc., Genocea Biosciences, Inc. and Cubist Pharmaceuticals, Inc., and two private companies, Catabasis Pharmaceuticals, Inc., a biotechnology company, and TransMedics, Inc., a medical device company.

Michael Grey	Michael Grey joined the Board in December 2005. Mr. Grey currently serves as Chief Executive Officer and Chairman of Reneo Pharmaceuticals, Inc. From February 2011 he served as President and Chief Executive Officer of Lumena Pharmaceuticals, Inc., a privately-held biotechnology company, before it was acquired by Shire plc in May 2014. He is also serving as Venture Partner with Pappas Ventures, a life sciences venture capital firm, since January 2010. Between January and September 2009, he served as President and Chief Executive Officer of Auspex Pharmaceuticals, Inc., a private biotechnology company. From January 2005 until its acquisition in August 2008, Mr. Grey was President and Chief Executive Officer of SGX Pharmaceuticals, Inc., a public biotechnology company, where he previously served as President from June 2003 to January 2005 and as Chief Business Officer from April 2001 until June 2003. Prior to joining SGX Pharmaceuticals, Inc., Mr. Grey acted as President, Chief Executive Officer and Board member of Trega Biosciences, Inc., a biotechnology company. From November 1994 to August 1998, Mr. Grey was the President of BioChem Therapeutic, Inc., the pharmaceutical operating division of BioChem Pharma, Inc. During 1994, Mr. Grey served as President and Chief Operating Officer for Ansan, Inc., a pharmaceutical company. From 1974 to 1993, he served in various roles with Glaxo, Inc. and Glaxo Holdings, plc, culminating in the position of Vice President, Corporate Development. Mr. Grey is currently a director of Horizon Pharma, Inc., a public pharmaceutical company, Mirati Therapeutics, a biopharmaceutical company, and Selventa, Inc., a healthcare company. Mr. Grey previously served on the board of directors of two public companies during the past five years: IDM Pharma, Inc. (from 1999 to 2009) and Achillion Pharmaceuticals, Inc. (from 2001 to 2010). He received a B.Sc. in chemistry from the University of Nottingham, United Kingdom.

Elaine J. Heron, Ph.D.	Elaine J. Heron, Ph.D., joined the Board in July 2002. Dr. Heron served as Chair and Chief Executive Officer of Amplyx Pharmaceuticals, Inc., a private early stage drug development company, from February 2009 to

July 2012 and continues to serve as Chair of that company. From July 2001 to October 2008, Dr. Heron was Chair and Chief Executive Officer of Labcyte Inc., a private biotechnology company. Before joining Labcyte Inc., she spent six years in increasingly responsible positions at the Applied Biosystems Group of Applera Corporation, a biotechnology company, including the position of General Manager and Vice President of Sales and Marketing. Dr. Heron earned a B.S. in chemistry with highest distinction and a Ph.D. in analytical biochemistry from Purdue University and an M.B.A. from Pepperdine University.

Pierre Lapalme	Pierre Lapalme joined the Board in January 2004 and was named as Chairman of the Board in August 2004. From 1995 until his retirement in 2003, he served as the President and Chief Executive Officer of North America Ethypharm, Inc., a drug delivery company. Throughout his career, Mr. Lapalme held numerous senior management positions in the pharmaceutical industry, including Chief Executive Officer and Chairman of the Board of Rhône-Poulenc Pharmaceuticals, Inc. in Canada, and Senior Vice President and General Manager of North America Ethicals, a division of Rhône-Poulenc Rorer, Inc. (now known as Sanofi-Aventis), where he oversaw the development of the ethical pharmaceutical business in the United States, Canada, Mexico, and Central America. Mr. Lapalme served on the board of the National Pharmaceutical Council and was a board member of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Mr. Lapalme previously served on the board of directors of one public company during the past five years, Bioxel Pharma (from 2004 to 2009). He also serves on the board of two private biotech companies. Mr. Lapalme was appointed to the board of Aeterna Zentaris, a biopharmaceutical company, in December 2009, was appointed to the board of Insys Therapeutics, Inc., in May 2013 and was appointed Chairman of the Board of Pediapharm Inc. in January 2014. Mr. Lapalme studied at the University of Western Ontario and INSEAD France. Mr. Lapalme is a citizen of Canada.

V. Bryan Lawlis, Ph.D.	V. Bryan Lawlis, Ph.D., joined the Board in June 2007. Since August 2011 he has served as the President and Chief Executive Officer of Itero Biopharmaceuticals, LLC, a privately held limited liability holding company which has held the assets of Itero Biopharmaceuticals, Inc. since August 2011. Dr. Lawlis co-founded and served as President and Chief Executive Officer of Itero Biopharmaceuticals, Inc. from 2006 until it discontinued operations in August 2011. Dr. Lawlis served as President and Chief Executive Officer of Aradigm Corporation, a pharmaceutical company from August 2004, and served on its board of directors from February 2005, continuing in both capacities until August 2006. Dr. Lawlis served as Aradigm Corporation’s President and Chief Operating Officer from June 2003 to August 2004 and its Chief Operating Officer from November 2001 to June 2003. Previously, Dr. Lawlis co-founded Covance Biotechnology Services, a contract biopharmaceutical manufacturing operation, served as its President and Chief Executive Officer from 1996 to 1999, and served as Chairman from 1999 to 2001, when it was sold to Diosynth RTP, Inc., a division of Akzo Nobel, NV. From 1981 to 1996, Dr. Lawlis was employed at Genencor, Inc., a biotechnology company, and Genentech, Inc. His last position at Genentech, Inc. was Vice President of Process Sciences. Dr. Lawlis holds a B.A. in microbiology from the University of Texas at Austin, and a Ph.D. in Biochemistry from Washington State University. In addition to BioMarin, Dr. Lawlis holds board positions on three privately held companies, Itero Biopharmaceuticals, LLC, Reform Biologics LLC, and Sutro Biopharma, Inc. Dr. Lawlis was appointed to the board of Geron Corporation, a public biopharmaceutical company, in March 2012, and was appointed to the board of KaloBios Pharmaceuticals, Inc., a public biopharmaceutical company, in August 2013. Dr. Lawlis has acted as the chairman of the scientific advisory board for Coherus Biosciences, Inc., a privately held biotechnology company since November 2012 and has served on their board of directors since July 2014.

Alan J. Lewis, Ph.D.	Alan J. Lewis, Ph.D., joined the Board in June 2005. Dr. Lewis currently serves as Chairman of the Board of Cellastra Inc., a private biotechnology company, and director of four other private biotechnology companies, DiaVacs, Inc., Batu Biologics, Capella Therapeutics and Targazyme, Inc. Dr. Lewis served as Chief Executive Officer and Director of Medistem, Inc., a public biotechnology company, from October 2012 to March 2014. From July 2010 to November 2011, Dr. Lewis served as President, Chief Executive Officer and Director of Ambit Biosciences, a private biotechnology company. From January 2009 to June 2010, Dr. Lewis served as President and Chief Executive Officer of The Juvenile Diabetes Research Foundation. From February 2006 until December 2008, Dr. Lewis was the President and Chief Executive Officer of Novocell, Inc., a privately held regenerative disease biotechnology company. Prior to joining Novocell Inc., a company focused on stem cell therapy, starting in 2000, he was President of Celgene Signal Research, a wholly-owned subsidiary of the Celgene Corporation, a pharmaceutical company. From February 1994 to August 2000, he was the President and Chief Executive Officer of Signal Pharmaceuticals, Inc., where he guided the company to its successful acquisition by Celgene Corporation. From 1979 to 1994, Dr. Lewis held a number of positions at Wyeth-Ayerst Research and its predecessor, Wyeth Laboratories, Inc., including Vice President of Research at Wyeth-Ayerst Research. Dr. Lewis has published over 120 full manuscripts and has written and edited seven books. Dr. Lewis was a Research Associate at Yale University from 1972 to 1973. Dr. Lewis received a B.Sc. In physiology and biochemistry from Southampton University, Southampton, Hampshire, United Kingdom, and a Ph.D. in pharmacology from the University of Wales, Cardiff, United Kingdom. Dr. Lewis is a U.K. citizen.

Richard A. Meier	Mr. Meier joined the Board in December 2006. He is currently providing management and financial advisory services to medical device and biopharmaceutical companies, and private equity and venture capital firms. From January 2010 through March 2012, Mr. Meier was an Executive Vice President and Chief Financial Officer at TeleFlex, Incorporated, a global medical device company. From November 2007 to May 2009, Mr. Meier served as President and Chief Operating Officer of Advanced Medical Optics, a global Ophthalmic Medical Device company, that was acquired by Abbott in February 2009. Between April 2002 and November 2007, Mr. Meier served continuously as Advanced

Medical Optics’ Chief Financial Officer, while serving in a variety of additional senior operating roles, Prior to joining Advanced Medical Optics, Mr. Meier was the Executive Vice President and Chief Financial Officer of Valeant Pharmaceuticals, Inc., from October 1999, and Senior Vice President & Treasurer from May 1998 to October 1999. Before joining Valeant Pharmaceuticals, Mr. Meier was an executive with the investment banking firm of Schroder & Co. Inc. in New York, from 1996. Prior to Mr. Meier’s experience at Schroder & Co., he held various financial and banking positions at Salomon Smith Barney, Manufacturers Hanover Corporation, Australian Capital Equity, and Greyhound Lines, Inc. Mr. Meier is also a Director of Staar Surgical, Inc, an ophthalmic medical device company, since 2009: and serves on both the Compensation and Audit Committees.

Dennis J. Slamon, M.D., Ph.D.	Dr. Slamon joined the Board in March 2014. Dr. Slamon currently serves as director of Clinical/Translational Research, and as director of the Revlon/UCLA Women’s Cancer Research Program, at UCLA’s Jonsson Comprehensive Cancer Center. Dr. Slamon is a professor of medicine and chief of the Division of Hematology/Oncology at, and executive vice chair for research for, UCLA’s Department of Medicine and also serves as director of the medical advisory board for the National Colorectal Cancer Research Alliance, a fund-raising organization that promotes advances in colorectal cancer. A 1970 B.A. honors graduate in biology from Washington & Jefferson College and a 1975 graduate of the University of Chicago’s Pritzker School of Medicine, Dr. Slamon earned his Ph.D. in cell biology that same year. He completed his internship and residency at the University of Chicago Hospitals and Clinics, becoming chief resident in 1978. One year later, he became a fellow in the Division of Hematology/Oncology at UCLA where he now serves on the faculty of medicine.

William D. Young	William D. Young joined the Board in September 2010. Mr. Young is a partner with Clarus Ventures, a life science venture capital firm that he joined in March 2010. Mr. Young began serving as a Director of IDEC Pharmaceuticals in 1997 and served as Chairman of the Board of Biogen Idec from January 2010 to June 2014. From 1999 to October 2009, Mr. Young was Chairman and Chief Executive Officer of Monogram Biosciences, Inc., a life sciences company engaged in the development of molecular diagnostic products, until its acquisition by LABCorp, Inc. in October 2009. From 1997 to 1999, Mr. Young served as Chief Operating Officer of Genentech, Inc. Mr. Young joined Genentech, Inc. in 1980 as Director of Manufacturing and Process Sciences and became Vice President in 1983. He was promoted to various positions and, in 1997, became Chief Operating Officer, taking on responsibility for all development, operations and sales and marketing activities. Prior to joining Genentech, Inc., Mr. Young was with Eli Lilly & Co. for 14 years. Mr. Young holds a B.S. in Chemical Engineering and an Honorary Doctorate in Engineering from Purdue University and an M.B.A. from Indiana University. Mr. Young serves as a Director of Theravance Biopharma, a biopharmaceutical company, Executive Chairman of NanoString Technologies, a provider of life science tools for translational research and development of molecular diagnostic products, Director of Vertex Pharmaceuticals, a pharmaceutical company and a Director of Ariosa

Diagnostics, Inc., a molecular diagnostics company. Mr. Young was elected to the National Academy of Engineering in 1993 for his contributions to Biotechnology.

Executive Officers

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Jean-Jacques Bienaime	See information provided above.

Robert A. Baffi	Dr. Baffi joined BioMarin in May 2000 and currently serves as Executive Vice President of Technical Operations responsible for overseeing the company’s manufacturing, process development, quality, and analytical chemistry departments. He is a member of the board of directors of KaloBios Pharmaceuticals Inc. From 1986 to 2000, Dr. Baffi served in a number of increasingly responsible positions at Genentech, primarily in the functional area of quality control. Prior to Genentech, Dr. Baffi worked for Cooper BioMedical as a Research Scientist and at Becton Dickinson Research Center as a Post-Doctoral Fellow. Dr. Baffi has contributed to more than 20 regulatory submissions for product approval in the United States and Europe and to more than 50 regulatory submissions for investigational new drug testing. Dr. Baffi received a Ph.D, M.Phil and a B.S. in biochemistry from the City University of New York and an M.B.A. from Regis University.

Dr. Henry J. Fuchs	Dr. Henry Fuchs joined BioMarin in 2009 and is the current Executive Vice President and Chief Medical Officer. Previously he served as Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals. He served as a Director of Ardea Biosciences beginning in November 2001 and as its Chief Executive Officer from January 2003 until June 2005. Dr. Fuchs first joined Ardea as Vice President, Clinical Affairs in October 1996 and was appointed President and Chief Operating Officer in November 2001. From 1987 to 1996, Dr. Fuchs held various positions at Genentech where, among other responsibilities, he led the clinical program that resulted in the approval of Genentech’s Pulmozyme. Dr. Fuchs was also responsible for the Phase III development program that led to the approval of Herceptin to treat metastatic breast cancer. Dr. Fuchs received an M.D. degree from George Washington University and a B.A. degree in biochemical sciences from Harvard University. Dr. Fuchs is currently a director of Mirati Therapeutics, a public biopharmaceutical company, and Genomic Health, a molecular diagnostics company.

Brian Mueller	Mr. Mueller joined BioMarin in December 2002 and currently serves as the Group Vice President, Corporate Controller. Mr. Mueller has also served as our Chief Accounting Officer since March 2011. From March 2009 to March 2014, Mr. Mueller served as the Vice President, Corporate Controller. He is a member of the board of directors of Anthera Pharmaceuticals, Inc., where he also serves as Chairman of the Audit Committee. Prior to joining BioMarin in 2002, Mr. Mueller worked for KPMG as a senior manager in the firm’s audit practice. Mr. Mueller joined KPMG after Arthur Andersen LLP ceased operations in June 2002, prior to which he spent seven years with Arthur Andersen LLP in the firm’s audit and business advisory services practice. Mr. Mueller received a B.S. in Accountancy from Northern Illinois University in DeKalb, Illinois, and is a member of the American Institute of Certified Public Accountants.

Dan Spiegelman	Mr. Spiegelman joined BioMarin in 2012 and is the current Executive Vice President and Chief Financial Officer. Prior to BioMarin, he most recently served as a consultant to provide strategic financial management support to a portfolio of public and private life science companies. He is a member of the board of directors at several companies including Affymax, Inc. and Oncothyreon Inc. From 1998 to 2009, he served as Senior Vice President and Chief Financial Officer of CV Therapeutics where he was responsible for Finance, Accounting, Investor Relations, Business Development and MIS. From 1991 to 1998, Mr. Spiegelman served various roles at Genentech, Inc., most recently as Treasurer. He received a BA from Stanford University and an M.B.A. from the Stanford Graduate School of Business. Mr. Spiegelman is currently the chairman of Relypsa, a biopharmaceutical company and a director of Oncothyreon, a biotechnology company.

Jeff Ajer	Mr. Ajer joined BioMarin in 2005 and is currently the Executive Vice President and Chief Commercial Officer. Most recently, Mr. Ajer served as Senior Vice President and Chief Commercial Officer. Prior to that role, he was the Vice President, Commercial Operations, The Americas where he had P&L responsibility for commercial operations throughout the Americas and led product marketing, reimbursement and sales operations for BioMarin. Since joining as one of the first sales and marketing employees, Mr. Ajer has played a leadership role in establishing BioMarin’s successful commercial infrastructure and global footprint, shaped the launches and growth strategies for Naglazyme and Kuvan and led commercial planning for late-stage pipeline programs. Immediately prior to BioMarin, Mr. Ajer served as Vice President, Global Transplant Operations at Genzyme Corporation. His experience prior to Genzyme includes roles in sales, marketing and operations at SangStat Medical Corporation and ICN Pharmaceuticals. Mr. Ajer received both a B.S. in chemistry and an M.B.A. from the University of California, Irvine.

G. Eric Davis	Mr. Davis joined BioMarin in March 2004, and currently serves as Senior Vice President, General Counsel and Secretary. From 2000 to 2004, Mr. Davis worked in the San Francisco office of Paul Hastings Janofsky & Walker LLP, where he served on the firm’s national securities practice committee. Mr. Davis has represented public and private companies and venture capital and investment banking firms in a wide range of corporate and securities matters, mergers and acquisitions, strategic alliance matters, and intellectual property-related business transactions. His experience involves a variety of industries, including biotechnology and life sciences. Mr. Davis received a B.A. in political economy from the University of California, Berkeley, and a J.D. from the University of San Francisco School of Law.

Information Concerning Directors and Executive Officers of Purchaser

Purchaser. The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of BioMarin Falcons B.V. The business address each of these individuals is c/o is Barbara Strozzilaan 201, 1083 HN Amsterdam, the Netherlands and the telephone number for each is +44 (0)20 7420 0819. Except as otherwise indicated below, each of the persons listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

G. Eric Davis	Mr. Davis has been a managing director of BioMarin Falcons B.V. since November 20, 2014. Mr. Davis joined BioMarin Pharmaceutical Inc. in March 2004, and currently serves as its Senior Vice President, General Counsel and Secretary. From 2000 to 2004, Mr. Davis worked in the San Francisco office of Paul Hastings Janofsky & Walker LLP, where he served on the firm’s national securities practice committee. Mr. Davis has represented public and private companies and venture capital and investment banking firms in a wide range of corporate and securities matters, mergers and acquisitions, strategic alliance matters, and intellectual property-related business transactions. His experience involves a variety of industries, including biotechnology and life sciences. Mr. Davis received a B.A. in political economy from the University of California, Berkeley, and a J.D. from the University of San Francisco School of Law.

Richard Morris	Mr. Morris has been a managing director of BioMarin Falcons B.V. since November 20, 2014. Mr. Morris joined BioMarin Pharmaceutical Inc. in August 2012, and currently serves as its Senior Director, Head of Legal and Compliance, EUMEA. From 2001 to 2008, Mr. Morris worked as Legal Director for the UK and France for Patheon, based in the UK where he also served as Chairman of the pension trustees. In 2008 Mr. Morris joined Pfizer as Senior Legal Counsel and Corporate Compliance Counsel in Pfizer Ireland, based in Cork. His experience involves a wide variety of experience from both the third party manufacturing and “big pharma” sectors including mergers and acquisitions, strategic alliance matters, commercial and clinical trial manufacturing and all aspects of commercial sales and compliance. Mr. Morris received an Ll.B(Hons) in law from the University of Derby and was called to the Bar of England and Wales in 1998. Mr. Morris is a U.K. citizen.

Robert A. Baffi	Dr. Baffi has been a managing director of BioMarin Falcons B.V. since November 21, 2014. Dr. Baffi joined BioMarin Pharmaceutical Inc. in May 2000 and currently serves as its Executive Vice President of Technical Operations responsible for overseeing the company’s manufacturing, process development, quality, and analytical chemistry departments. He is a member of the board of directors of KaloBios Pharmaceuticals Inc. From 1986 to 2000, Dr. Baffi served in a number of increasingly responsible positions at Genentech, primarily in the functional area of quality control. Prior to Genentech, Dr. Baffi worked for Cooper BioMedical as a Research Scientist and at Becton Dickinson Research Center as a Post-Doctoral Fellow. Dr. Baffi has contributed to more than 20 regulatory submissions for product approval in the United States and Europe and to more than 50 regulatory submissions for investigational new drug testing. Dr. Baffi received a Ph.D, M.Phil and a B.S. in biochemistry from the City University of New York and an M.B.A. from Regis University.

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of BioMarin Giants B.V. The business address of each of these individuals is c/o is Barbara Strozzilaan 201, 1083 HN Amsterdam, the Netherlands and the telephone number for each is +44 (0)20 7420 0819. Each of the persons listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

G. Eric Davis	Mr. Davis has been a managing director of BioMarin Giants B.V. since December 8, 2014. Mr. Davis joined BioMarin Pharmaceutical Inc. in March 2004, and currently serves as Senior Vice President, General Counsel and Secretary. From 2000 to 2004, Mr. Davis worked in the San Francisco office of Paul Hastings Janofsky & Walker LLP, where he served on the firm’s national securities practice committee. Mr. Davis has represented public and private companies and venture capital and investment banking firms in a wide range of corporate and securities matters, mergers and acquisitions, strategic alliance matters, and intellectual property-related business transactions. His experience involves a variety of industries, including biotechnology and life sciences. Mr. Davis received a B.A. in political economy from the University of California, Berkeley, and a J.D. from the University of San Francisco School of Law.

Robert A. Baffi	Dr. Baffi has been a managing director of BioMarin Giants B.V. since December 8, 2014. Dr. Baffi joined BioMarin Pharmaceutical Inc. in May 2000 and currently serves as Executive Vice President of Technical Operations responsible for overseeing the company’s manufacturing, process development, quality, GMP and GLP compliance and analytical chemistry departments. He is a member of the board of directors of KaloBios Pharmaceuticals Inc. From 1986 to 2000, Dr. Baffi served in a number of increasingly responsible positions at Genentech, primarily in the functional area of quality control. Prior to Genentech, Dr. Baffi worked for Cooper BioMedical as a Research Scientist and at Becton Dickinson Research Center as a Post-Doctoral Fellow. Dr. Baffi has contributed to more than 20 regulatory submissions for product approval in the United States and Europe and to more than 50 regulatory submissions for investigational new drug testing. Dr. Baffi received a Ph.D, M.Phil and a B.S. in biochemistry from the City University of New York and an M.B.A. from Regis University.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

Call Toll-Free: (877) 248-6417

Phone: (718) 921-8317

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Holders Call Toll Free: (800)-267-0201

Email: prosensa.info@morrowco.com